CITIGROUP GLOBAL MARKETS INC.
AND SUBSIDIARIES

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Consolidated Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-08177

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/1/20_____ AND ENDING _____12/31/20_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citigroup Global Markets Inc. (Filed as Public Information)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

_____
FIRM I.D. NO.

388 Greenwich Street

(NO. AND STREET)

New York   NY   10013
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    John McCoy   212-816-4460
                                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

                                          KPMG, LLP

                        (Name – *If individual, state last, first. middle name*)

345 Park Avenue   New York   NY   10154
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ]   Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

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KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Citigroup Global Markets Inc.:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Citigroup Global Markets Inc. and subsidiaries (the Company) as of December 31, 2020, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2001.

New York, New York
March 8, 2021

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Consolidated Statement of Financial Condition
December 31, 2020
(In millions of dollars)

Assets

Cash	$	1,011
Cash segregated under federal and other regulations		6,899
Securities borrowed and purchased under agreements to resell (including		
$106,696 at fair value)		193,193
Trading account assets ($36,234 pledged as collateral)		
U.S. Treasury and federal agency securities		42,533
Mortgage-backed securities		44,311
Equity securities		23,082
Corporate debt securities		7,518
Derivatives		1,960
Asset-backed securities		2,123
State and municipal securities		667
Foreign government securities		356
Other debt securities		21
		122,571
Securities received as collateral, at fair value (all pledged to counterparties)		6,619
Receivables:		
Customers		10,702
Brokers, dealers and clearing organizations		18,320
Other		944
		29,966
Goodwill		145
Other assets (including $207 at fair value)		5,822
Total assets	$	366,226

See accompanying notes to consolidated statement of financial condition.

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Consolidated Statement of Financial Condition

(Continued)

December 31, 2020

(In millions of dollars, except shares and per share amounts)

Liabilities and Stockholder's Equity

Short-term borrowings (including $135 at fair value)	$	8,373
Securities loaned and sold under agreements to repurchase (including $6,640 at fair value)		218,329
Trading account liabilities:		
U.S. Treasury and federal agency securities		22,079
Corporate debt securities		6,104
Equity securities		5,517
Derivatives		1,595
Foreign government securities		466
Other debt securities		63
		35,824
Payables and accrued liabilities:		
Customers		48,551
Obligations to return securities received as collateral, at fair value		6,619
Brokers, dealers and clearing organizations		1,394
Other		4,539
		61,103
Long-term debt		21,285
Subordinated indebtedness		9,945
Total liabilities		354,859
Stockholder's equity:		
Common stock ($10,000 par value, 1,000 shares authorized, issued and outstanding)		10
Additional paid-in capital		8,784
Retained earnings		2,573
Total stockholder's equity		11,367
Total liabilities and stockholder's equity	$	366,226

See accompanying notes to consolidated statement of financial condition.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

(1) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The Consolidated Statement of Financial Condition includes the accounts of Citigroup Global Markets Inc. (CGMI) and its subsidiaries (the Company) prepared in accordance with U.S. generally accepted accounting principles (GAAP). CGMI is a direct wholly owned subsidiary of Citigroup Financial Products Inc. (CFPI, or Parent), and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI), which is a wholly owned subsidiary of Citigroup Inc. (Citigroup or Citi). CGMI is registered as a securities broker dealer and investment advisor with the Securities and Exchange Commission (SEC), a municipal securities dealer and advisor with the Municipal Securities Rulemaking Board (MSRB), and registered swap dealer and futures commission merchant (FCM) with the Commodities Future Trading Commission (CFTC). The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), the National Futures Association (NFA) and other self-regulatory organizations. The Company provides corporate, institutional, public sector and high-net-worth clients with a full range of brokerage products and services, including fixed income and equity sales and trading, foreign exchange, prime brokerage, derivative services, equity and fixed income research, investment banking and advisory services, cash management, trade finance and securities services. CGMI transacts with clients in both cash instruments and derivatives, including fixed income, foreign currency, equity and commodity products.

The Company consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Entities where the Company holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence, other than investments accounted for at fair value under the fair value option, are accounted for under the equity method.

(b) Use of Estimates

Management must make estimates and assumptions that affect the Consolidated Statement of Financial Condition and the related Notes to the Consolidated Statement of Financial Condition. Such estimates are used in connection with certain fair value measurements. See Note 10 to the Consolidated Statement of Financial Condition for further discussions on estimates used in the determination of fair value. Moreover, estimates are significant in determining the amounts of impairments of goodwill and other intangible assets, provisions for probable losses that may arise from credit-related exposures and probable and estimable losses related to litigation and regulatory proceedings, and income taxes. While management makes its best judgment, actual amounts or results could differ from those estimates.

(c) Variable Interest Entities (VIEs)

An entity is a variable interest entity (VIE) if it meets either of the criteria outlined in Accounting Standards Codification (ASC) Topic 810, *Consolidation*, which are (i) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) the entity has equity investors that cannot make significant decisions about the entity's operations or that do not absorb their proportionate share of the entity's expected losses or expected returns.

The Company consolidates a VIE when it has both the power to direct the activities that most significantly impact the VIE's economic performance and a right to receive benefits or the obligation to absorb losses of the entity that could be potentially significant to the VIE (that is, CGMI is the primary beneficiary). The Company had no material interests in consolidated VIEs at December 31, 2020. The Company has variable interests in other VIEs that are not consolidated because the

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

Company is not the primary beneficiary. All unconsolidated VIEs are monitored by the Company to assess whether any events have occurred to cause its primary beneficiary status to change.

All entities not deemed to be VIEs with which the Company has involvement are evaluated for consolidation under other subtopics of ASC 810. See Note 7 to the Consolidated Statement of Financial Condition for more detailed information.

(d) *Cash*
Cash represents funds deposited with financial institutions.

(e) *Cash Segregated under Federal and Other Regulations*
The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash to satisfy rules regarding the protection of customer assets. See Note 6 to the Consolidated Statement of Financial Condition for further discussion.

(f) *Trading Account Assets and Liabilities*
Trading account assets include debt and marketable equity securities, derivatives in a net receivable position and residual interests in securitizations. *Trading account liabilities* include securities sold, not yet purchased (short positions) and derivatives in a net payable position. All trading account assets and liabilities are carried at fair value.

Derivatives used for trading purposes include interest rate, currency, equity, credit and commodity swap agreements, options, caps and floors, warrants, and financial and commodity futures and forward contracts. Derivative asset and liability positions are presented net by counterparty on the Consolidated Statement of Financial Condition when a valid master netting agreement exists and the other conditions set out in ASC Topic 210-20, *Balance Sheet—Offsetting*, are met. See Note 8 to the Consolidated Statement of Financial Condition.

The Company uses a number of techniques to determine the fair value of trading assets and liabilities, which are described in Note 10 to the Consolidated Statement of Financial Condition.

(g) *Securities Borrowed and Securities Loaned*
Securities borrowing and lending transactions do not constitute a sale of the underlying securities for accounting purposes and are treated as collateralized financing transactions. Such transactions are recorded at the amount of proceeds advanced or received plus accrued interest.

The Company monitors the fair value of securities borrowed or loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

As described in Note 10 to the Consolidated Statement of Financial Condition, the Company uses a discounted cash flow technique to determine the fair value of securities lending and borrowing transactions carried at fair value.

(h) *Repurchase and Resale Agreements*
Securities sold under agreements to repurchase (repos) and securities purchased under agreements to resell (reverse repos) do not constitute a sale (or purchase) of the underlying securities for accounting purposes and are treated as collateralized financing transactions. Any transactions for which fair value accounting has not been elected, including all repo and reverse repo transactions with related parties, are recorded at the amount of cash advanced or received plus accrued interest.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

Where the conditions of ASC 210-20-45-11, *Balance Sheet—Offsetting: Repurchase and Reverse Repurchase Agreements*, are met, repos and reverse repos are presented net on the Consolidated Statement of Financial Condition.

The Company's policy is to take possession of securities purchased under reverse repurchase agreements. The Company monitors the fair value of securities subject to repurchase or resale on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

As described in Note 10 to the Consolidated Statement of Financial Condition, the Company uses a discounted cash flow technique to determine the fair value of repo and reverse repo transactions carried at fair value.

(i) *Securities Received as Collateral and Obligations to Return Securities Received as Collateral*
In transactions where the Company acts as a lender in securities lending agreements and receives securities that can be pledged or sold as collateral (securities-for-securities lending transactions), the Company is required to record the securities received and related obligation to return the securities received on its Consolidated Statement of Financial Condition.

(j) *Receivables and Payables – Customers, Brokers, Dealers and Clearing Organizations*
The Company has receivables and payables for financial instruments sold to and purchased from brokers, dealers and customers, which arise in the ordinary course of business. The Company is exposed to risk of loss from the inability of brokers, dealers or customers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Credit risk is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transaction and replaces the broker, dealer or customer in question.

The Company seeks to protect itself from the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. Margin levels are monitored daily, and customers deposit additional collateral as required. Where customers cannot meet collateral requirements, the Company may liquidate sufficient underlying financial instruments to bring the customer into compliance with the required margin level.

Exposure to credit risk is impacted by market volatility, which may impair the ability of clients to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers and for brokers and dealers engaged in forwards, futures and other transactions deemed to be credit sensitive.

Brokerage receivables and payables are accounted for in accordance with the AICPA Accounting Guide for Brokers and Dealers in Securities as codified in ASC 940-320.

(k) *Goodwill*
Goodwill represents the excess of acquisition cost over the fair value of net tangible and intangible assets acquired in a business combination. *Goodwill* is subject to annual impairment testing and interim assessments between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount.

Under ASC Topic 350, *Intangibles—Goodwill and Other* and upon the adoption of ASU No. 2017-04 on January 1, 2020, the Company has an option to assess qualitative factors to determine if it is necessary to perform the goodwill impairment test. If, after assessing the totality of events or circumstances, the Company determines that it is not more-likely-than-not that the fair value of a

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

reporting unit is less than its carrying amount, no further testing is necessary. If, however, the Company determines that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then the Company must perform the quantitative test. The Company has an unconditional option to bypass the qualitative assessment for any reporting unit in any reporting period and proceed directly to the quantitative test. The Company performed its annual goodwill impairment test as of July 1, 2020, resulting in no impairment of CGMI's two reporting units.

(l) Securitizations
There are two key accounting determinations that must be made relating to securitizations. CGMI first makes a determination as to whether the securitization entity must be consolidated. Second, it determines whether the transfer of financial assets to the entity is considered a sale under GAAP. If the securitization entity is a VIE, the Company consolidates the VIE if it is the primary beneficiary (as discussed in "Variable Interest Entities" above). For all other securitization entities determined not to be VIEs in which the Company participates, consolidation is based on which party has voting control of the entity, giving consideration to removal and liquidation rights in certain partnership structures. The Company had no material interests in consolidated securitizations at December 31, 2020.

Interests in the securitized and sold assets may be retained in the form of subordinated or senior interest-only strips, subordinated tranches, and residuals. Retained interests in non-consolidated mortgage securitization trusts are classified as *Asset-backed securities* in *Trading account assets*.

(m) Debt
Short-term borrowings, *Long-term debt* and *Subordinated indebtedness* are accounted for at amortized cost, except where the Company has elected to report certain *Short-term borrowings* at fair value.

(n) Transfers of Financial Assets
For a transfer of financial assets to be considered a sale: (i) the assets must be legally isolated from the Company, even in bankruptcy or other receivership, (ii) the purchaser must have the right to pledge or sell the assets transferred (or, if the purchaser is an entity whose sole purpose is to engage in securitization and asset-backed financing activities through the issuance of beneficial interests and that entity is constrained from pledging the assets it receives, each beneficial interest holder must have the right to sell or pledge their beneficial interests) and (iii) the Company may not have an option or obligation to reacquire the assets.

If these sale requirements are met, the assets are removed from the Company's Consolidated Statement of Financial Condition. If the conditions for sale are not met, the transfer is considered to be a secured borrowing, the assets remain on the Consolidated Statement of Financial Condition and the sale proceeds are recognized as the Company's liability. A legal opinion on a sale generally is obtained for complex transactions or where the Company has continuing involvement with assets transferred or with the securitization entity. For a transfer to be eligible for sale accounting, that opinion must state that the asset transfer would be considered a sale and that the assets transferred would not be consolidated with the Company's other assets in the event of the Company's insolvency.

For a transfer of a portion of a financial asset to be considered a sale, the portion transferred must meet the definition of a participating interest. A participating interest must represent a pro rata ownership in an entire financial asset; all cash flows must be divided proportionately, with the same priority of payment; no participating interest in the transferred asset may be subordinated to the interest of another participating interest holder; and no party may have the right to pledge or exchange the entire financial asset unless all participating interest holders agree. Otherwise, the transfer is accounted for as a secured borrowing.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

See Note 7 to the Consolidated Statement of Financial Condition for further discussion.

(o) **Income Taxes**
The Company is subject to the income tax laws of the U.S. and its states and municipalities, as well as the non-U.S. jurisdictions in which it operates. These tax laws are complex and may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities.

Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions, or may be settled with the taxing authority upon examination or audit.

Deferred taxes are recorded for the future consequences of events that have been recognized in financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment about whether realization is more-likely-than-not. ASC 740, *Income Taxes*, sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is more than 50% likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

See Note 3 to the Consolidated Statement of Financial Condition for a further description of the Company's income tax assets and liabilities.

(p) **Related Party Transactions**
The Company has related party transactions with certain of its subsidiaries and affiliates. These transactions, which are primarily short-term in nature, include cash accounts, collateralized financing transactions, margin accounts, derivative transactions, and the borrowing and lending of funds, and are entered into in the ordinary course of business. The Company also has bank custody arrangements with Citigroup affiliates.

Accounting Changes

Accounting for Financial Instruments—Credit Losses
In June 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-13, *Financial Instruments—Credit Losses (Topic 326)*. The ASU introduced a new credit loss methodology, the current expected credit losses (CECL) methodology, which requires earlier recognition of credit losses while also providing additional disclosure about credit risk. CGMI adopted the ASU as of January 1, 2020, which resulted in a $38 million increase in CGMI's opening *Retained earnings*, net of deferred income taxes, at January 1, 2020. Under the Company's tax sharing agreement with Citigroup, the Company's allocated portion of the deferred tax asset generated by Citigroup's adoption of CECL is reflected in the increase in CGMI's opening *Retained earnings*.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, receivables and other financial assets measured at amortized cost at the time the financial asset is originated or acquired. The allowance for credit losses (ACL) is adjusted each period for changes in expected lifetime credit losses. The CECL methodology represents a significant change from prior U.S. GAAP and replaced the prior multiple existing impairment methods, which generally required that a loss be incurred before it was recognized. Within the life cycle of a loan or other financial asset, the methodology generally results in the earlier recognition of the provision for credit losses and the related ACL than prior U.S. GAAP.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

Secured Financing Transactions

Most of CGMI's reverse repurchase agreements, securities borrowing arrangements and margin loans require that the borrower continually adjust the amount of the collateral securing CGMI's interest, primarily resulting from changes in the fair value of such collateral. In such arrangements, ACLs are recorded based only on the amount by which the asset's amortized cost basis exceeds the fair value of the collateral. No ACLs are recorded where the fair value of the collateral is equal to or exceeds the asset's amortized cost basis, as CGMI does not expect to incur credit losses on such well-collateralized exposures.

Reference Rate Reform

In March 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, which provides optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. Specifically, the guidance permits an entity, when certain criteria are met, to consider amendments to contracts made to comply with reference rate reform to meet the definition of a modification under U.S. GAAP. The expedients and exceptions provided by the amendments are permitted to be adopted any time through December 31, 2022 and do not apply to contract modifications made after December 31, 2022. The ASU was adopted by CGMI as of June 30, 2020 with prospective application and did not impact financial results in 2020.

In January 2021, the FASB issued ASU No. 2021-01, *Reference Rate Reform (Topic 848): Scope*, which clarifies that the scope of the initial accounting relief issued by the FASB in March 2020 includes derivative instruments that do not reference a rate that is expected to be discontinued but that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform (commonly referred to as the "discounting transition"). The amendments do not apply to contract modifications made after December 31, 2022. The ASU was adopted by CGMI on a full retrospective basis upon issuance and did not impact financial results in 2020.

(2) Incentive Plans and Retirement Benefits

(a) *Discretionary Annual Incentive Awards*

The Company participates in various Citigroup stock-based and other deferred incentive programs. Citigroup grants immediate cash bonus payments and various forms of immediate and deferred awards as part of its discretionary annual incentive award program involving a large segment of Citigroup's employees worldwide, including employees of CGMI.

Discretionary annual incentive awards are generally awarded in the first quarter of the year based on the previous year's performance. Awards valued at less than U.S. $100,000 (or the local currency equivalent) are generally paid entirely in the form of an immediate cash bonus. Pursuant to Citigroup policy and/or regulatory requirements, certain employees and officers are subject to mandatory deferrals of incentive pay and generally receive 25%–60% of their awards in a combination of restricted or deferred stock, deferred cash stock units or deferred cash.

Deferred annual incentive awards may be delivered in the form of one or more award types: a restricted or deferred stock award under Citi's Capital Accumulation Program (CAP), or a deferred cash stock unit award and/or a deferred cash award under Citi's Deferred Cash Award Plan. The applicable mix of awards may vary based on the employee's minimum deferral requirement and the country of employment.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

Subject to certain exceptions (principally, for retirement-eligible employees), continuous employment within Citigroup is required to vest in CAP, deferred cash stock unit and deferred cash awards. Post employment vesting by retirement-eligible employees and participants who meet other conditions is generally conditioned upon their refraining from competition with Citigroup during the remaining vesting period, unless the employment relationship has been terminated by Citigroup under certain conditions.

Generally, the deferred awards vest in equal annual installments over three- or four-year periods. Vested CAP awards are delivered in shares of Citigroup common stock. Deferred cash awards are payable in cash and, except as prohibited by applicable regulatory guidance, earn a fixed notional rate of interest that is paid only if and when the underlying principal award amount vests. Deferred cash stock unit awards are payable in cash at the vesting value of the underlying stock.

Unvested CAP, deferred cash stock units and deferred cash awards are subject to one or more clawback provisions that apply in certain circumstances, including gross misconduct. CAP and deferred cash stock unit awards, made to certain employees, are subject to a formulaic performance-based vesting condition pursuant to which amounts otherwise scheduled to vest will be reduced based on the amount of any pretax loss in the participant's business in the calendar year preceding the scheduled vesting date. A minimum reduction of 20% applies for the first dollar of loss for CAP and deferred cash stock unit awards.

In addition, deferred cash awards are subject to a discretionary performance-based vesting condition under which an amount otherwise scheduled to vest may be reduced in the event of a "material adverse outcome" for which a participant has "significant responsibility." These awards are also subject to an additional clawback provision pursuant to which unvested awards may be canceled if the employee engaged in misconduct or exercised materially imprudent judgment, or failed to supervise or escalate the behavior of other employees who did.

(b) ***Sign-on and Long-Term Retention Awards***
Stock awards and deferred cash awards may be made at various times during the year as sign-on awards to induce new hires to join the Company or to high-potential employees as long-term retention awards.

Vesting periods and other terms and conditions pertaining to these awards tend to vary by grant. Generally, recipients must remain employed through the vesting dates to vest in the awards, except in cases of death, disability or involuntary termination other than for gross misconduct. These awards do not usually provide for post employment vesting by retirement-eligible participants.

(c) ***Performance Share Units***
Certain executive officers were awarded a target number of performance share units (PSUs) every February from 2017 to 2020, for performance in the year prior to the award date.

The PSUs granted each February from 2017 to 2020 were earned over the preceding three-year performance period, based half on return on tangible common equity performance in the last year of the three-year performance period and the remaining half on cumulative earnings per share over the three-year performance period.

For all award years, if the total shareholder return is negative over the three-year performance period, executives may earn no more than 100% of the target PSUs, regardless of the extent to which Citigroup outperforms peer firms. The number of PSUs ultimately earned could vary from zero, if performance goals are not met, to as much as 150% of target, if performance goals are meaningfully exceeded.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

For all award years, the value of each PSU is equal to the value of one share of Citi common stock. Dividend equivalents will be accrued and paid on the number of earned PSUs after the end of the performance period.

PSUs are subject to variable accounting, pursuant to which the associated value of the award will fluctuate with changes in Citigroup's stock price and the attainment of the specified performance goals for each award, until the award is settled solely in cash after the end of the performance period.

(d) Other Variable Incentive Compensation
Employees of CGMI participate in various incentive plans that are used to motivate and reward performance primarily in the areas of sales, operational excellence and customer satisfaction. Participation in these plans is generally limited to employees who are not eligible for discretionary annual incentive awards.

(e) Summary
Recipients of Citigroup stock awards generally do not have any stockholder rights until shares are delivered upon vesting or exercise, or after the expiration of applicable required holding periods. Recipients of restricted or deferred stock awards and deferred cash stock unit awards, however, may, except as prohibited by applicable regulatory guidance, be entitled to receive or accrue dividends or dividend-equivalent payments during the vesting period. Recipients of restricted stock awards generally are entitled to vote the shares in their award during the vesting period. Once a stock award vests, the shares delivered to the participant are freely transferable, unless they are subject to a restriction on sale or transfer for a specified period.

(f) Pension and Post Employment Benefits and Defined Contribution Plans
The Company participates in several non-contributory defined benefit pension plans sponsored by Citigroup covering certain U.S. employees and has various defined benefit pension and termination indemnity plans covering employees outside the U.S.

The Company also participates in a number of non-contributory, nonqualified pension plans sponsored by Citigroup. These plans, which are unfunded, provide supplemental defined pension benefits to certain U.S. employees. With the exception of certain employees covered under the prior final pay plan formula, the benefits under these plans were frozen in prior years.

The Company participates in post employment plans sponsored by Citigroup that provide income continuation and health and welfare benefits to certain eligible U.S. employees on long-term disability.

The Company participates in defined contribution plans in the U.S. and in certain non-U.S. locations, all of which are administered in accordance with local laws. The most significant defined contribution plan is the Citi Retirement Savings Plan sponsored by Citigroup in the U.S.

Under the Citi Retirement Savings Plan, eligible U.S. employees received matching contributions of up to 6% of their eligible compensation for 2020 and 2019, subject to statutory limits. In addition, for eligible employees whose eligible compensation is $100,000 or less, a fixed contribution of up to 2% of eligible compensation is provided. All Company contributions are invested according to participants' individual elections.

(g) Health Care and Life Insurance Plans
The Company, through Citigroup, offers certain health care and life insurance benefits to its employees. The Company also participates in postretirement health care and life insurance benefits

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

offered by Citigroup to certain eligible U.S. retired employees, as well as to certain eligible employees outside the U.S.

(3) Income Taxes

The operations of the Company are subject to income tax laws of the U.S. and its state and municipalities, and the foreign jurisdictions in which it operates. The Company's U.S. federal, state and local income taxes, and state and local unitary deferred taxes are provided for based on an income tax sharing agreement with Citigroup. Under the tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. federal income tax return and unitary and combined state returns of Citigroup and combined subsidiaries. The Company's federal income taxes are calculated on a separate return method. Under this method, the Company is assumed to file a separate tax return with the taxing authority, thereby reporting its taxable income or loss and paying the applicable tax or receiving the appropriate refund from Citigroup Inc. The Company's unitary and nexus combined state and local taxes are calculated based on the Company's contributions to the state apportionment factors.

As of December 31, 2020, the Company had federal and state income taxes payable in the amount of $1.3 billion.

Deferred income taxes at December 31, 2020 related to the following:

In millions of dollars		
Deferred tax assets:		
Deferred compensation and employee benefits	$	289
Investments		495
Allocated deferred state taxes		547
Fixed assets		272
Repositioning and settlement reserves		12
Other deferred tax assets		121
Gross deferred tax assets		1,736
Valuation allowance		69
Deferred tax assets after valuation allowance		1,667
Deferred tax liabilities:		
Intercompany debt underwriting fee		(71)
Gross deferred tax liabilities		(71)
Net deferred tax assets	$	1,596

At December 31, 2020, the Company has a valuation allowance of $69 million, an increase of $46 million during calendar year 2020. The December 31, 2020 valuation allowance is composed mainly of deferred tax assets applicable to state capital loss carry-forwards. Although realization is not assured, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies (as defined in ASC 740, *Income Taxes*) that would be implemented, if necessary, to prevent a carryforward from expiring.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

The following is a roll-forward of the Company's unrecognized tax benefits (in millions of dollars):

Total unrecognized tax benefits at January 1, 2020	$	19
Net amount of increases for current year's tax positions		9
Gross amount of decreases for prior years' tax positions		(2)
Total unrecognized tax benefits at December 31, 2020	$	26

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2016
New York State	2012
New York City	2012
California	2013

(4)   Securities Borrowed, Loaned, and Subject to Repurchase Agreements

Securities borrowed and purchased under agreements to resell, at their respective carrying values, consisted of the following:

In millions of dollars at December 31, 2020	
Securities purchased under agreements to resell (including $74,896 at fair value)	$ 109,232
Deposits paid for securities borrowed (including $31,800 at fair value)	83,961
Total	$ 193,193

Securities loaned and sold under agreements to repurchase, at their respective carrying values, consisted of the following:

In millions of dollars at December 31, 2020	
Securities sold under agreements to repurchase (including $6,553 at fair value)	$ 199,916
Deposits received for securities loaned (including $87 at fair value)	18,413
Total	$ 218,329

The resale and repurchase agreements represent collateralized financing transactions. CGMI executes these transactions to facilitate customer matched-book activity and to efficiently fund a portion of CGMI 's trading inventory.

To maintain reliable funding under a wide range of market conditions, including under periods of stress, CGMI manages these activities by taking into consideration the quality of the underlying collateral and stipulating financing tenor. CGMI manages the risks in its collateralized financing transactions by conducting daily stress tests to account for changes in capacity, tenors, haircut, collateral profile and client actions. In addition, CGMI maintains counterparty diversification by establishing concentration triggers and assessing counterparty reliability and stability under stress.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

collateral in order to maintain contractual margin protection. For resale and repurchase agreements, when necessary, the Company posts additional collateral in order to maintain contractual margin protection.

Collateral typically consists of government and government-agency securities, corporate and municipal bonds, equities and mortgage- and other asset-backed securities.

The resale and repurchase agreements are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment default or other type of default under the relevant master agreement. Events of default generally include (i) failure to deliver cash or securities as required under the transaction, (ii) failure to provide or return cash or securities as used for margining purposes, (iii) breach of representation, (iv) cross-default to another transaction entered into among the parties, or, in some cases, their affiliates and (v) a repudiation of obligations under the agreement. The counterparty that receives the securities in these transactions is generally unrestricted in its use of the securities, with the exception of transactions executed on a tri-party basis, where the collateral is maintained by a custodian and operational limitations may restrict its use of the securities.

A substantial portion of the resale and repurchase agreements is carried at the amount of cash initially advanced or received, plus accrued interest, as specified in the respective agreements. The remaining portion is recorded at fair value, as described in Note 10 to the Consolidated Statement of Financial Condition.

The securities borrowing and lending agreements also represent collateralized financing transactions similar to the resale and repurchase agreements. Collateral typically consists of government and government-agency securities and corporate debt and equity securities.

Similar to the resale and repurchase agreements, securities borrowing and lending agreements are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment default or other default by the other party under the relevant master agreement. Events of default and rights to use securities under the securities borrowing and lending agreements are similar to the resale and repurchase agreements referenced above.

A substantial portion of securities borrowing and lending agreements is recorded at the amount of cash advanced or received. The remaining portion is recorded at fair value as CGMI elected the fair value option for certain securities borrowed and loaned portfolios. With respect to securities loaned, CGMI receives cash collateral in an amount generally in excess of the market value of the securities loaned. CGMI monitors the market value of securities borrowed and securities loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

The enforceability of offsetting rights incorporated in the master netting agreements for resale and repurchase agreements, and securities borrowing and lending agreements, is evidenced to the extent that (i) a supportive legal opinion has been obtained from counsel of recognized standing that provides the requisite level of certainty regarding the enforceability of these agreements and (ii) the exercise of rights by the non-defaulting party to terminate and close out transactions on a net basis under these agreements will not be stayed or avoided under applicable law upon an event of default including bankruptcy, insolvency or similar proceeding.

A legal opinion may not have been sought or obtained for certain jurisdictions where local law is silent or sufficiently ambiguous to determine the enforceability of offsetting rights or where adverse case law or conflicting regulation may cast doubt on the enforceability of such rights. In some jurisdictions and for some counterparty types, the insolvency law for a particular counterparty type may be nonexistent or unclear as

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

overlapping regimes may exist. For example, this may be the case for certain sovereigns, municipalities, central banks and U.S. pension plans.

The following tables present the gross and net resale and repurchase agreements and securities borrowing and lending agreements and the related offsetting amounts permitted under ASC 210-20-45. The tables also include amounts related to financial instruments that are not permitted to be offset under ASC 210-20-45, but would be eligible for offsetting to the extent that an event of default has occurred and a legal opinion supporting enforceability of the offsetting rights has been obtained. Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

	As of December 31, 2020				
In millions of dollars	Gross amounts of recognized assets	Gross amounts offset on the Consolidated Balance Sheet [1]	Net amounts of assets included on the Consolidated Balance Sheet	Amounts not offset on the Consolidated Balance Sheet but eligible for offsetting upon counterparty default [2]	Net amounts [3]
Securities purchased under agreements to resell	$ 187,556	$ 78,324	$ 109,232	$ 107,116	$ 2,116
Deposits paid for securities borrowed	90,319	6,358	83,961	28,848	55,113
Total	$ 277,875	$ 84,682	$ 193,193	$ 135,964	$ 57,229

In millions of dollars	Gross amounts of recognized liabilities	Gross amounts offset on the Consolidated Balance Sheet [1]	Net amounts of liabilities included on the Consolidated Balance Sheet	Amounts not offset on the Consolidated Balance Sheet but eligible for offsetting upon counterparty default [2]	Net amounts [3]
Securities sold under agreements to repurchase	$ 278,240	$ 78,324	$ 199,916	$ 153,473	$ 46,443
Deposits received for securities loaned	24,771	6,358	18,413	17,222	1,191
Total	$ 303,011	$ 84,682	$ 218,329	$ 170,695	$ 47,634

(1) Includes financial instruments subject to enforceable master netting agreements that are permitted to be offset under ASC 210-20-45.
(2) Includes financial instruments subject to enforceable master netting agreements that are not permitted to be offset under ASC 210-20-45, but would be eligible for offsetting to the extent that an event of default has occurred and a legal opinion supporting enforceability of the offsetting right has been obtained.
(3) Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

The following table presents the gross amount of liabilities associated with repurchase agreements and securities lending agreements, by remaining contractual maturity as of December 31, 2020:

In millions of dollars	Open and overnight	Up to 30 days	31-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase	$ 187,304	$ 40,877	$ 21,769	$ 28,290	$ 278,240
Deposits received for securities loaned	23,720	160	212	679	24,771
Total	$ 211,024	$ 41,037	$ 21,981	$ 28,969	$ 303,011

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

The following table presents the gross amount of liabilities associated with repurchase agreements and securities lending agreements, by class of underlying collateral as of December 31, 2020:

In millions of dollars	Repurchase agreements	Securities lending agreements	Total
U.S Treasury and federal agency securities	$ 187,082	$ —	$ 187,082
State and municipal securities	664	1	665
Foreign government securities	1,467	45	1,512
Corporate bonds	11,806	191	11,997
Equity securities	23,054	24,501	47,555
Mortgage-backed securities	43,889	—	43,889
Asset-backed securities	3,355	—	3,355
Other trading assets	6,923	33	6,956
Total	$ 278,240	$ 24,771	$ 303,011

(5) Debt

Short-Term Borrowings

In millions of dollars	Weighted average interest rate	December 31, 2020
Commercial paper	0.3%	$ 7,988
Other	1.0	385
Total		$ 8,373

CGMI has borrowing agreements consisting of facilities that CGMI has been advised are available, but where no contractual lending obligation exists. These arrangements are reviewed on an ongoing basis to ensure flexibility in meeting CGMI's short-term requirements.

Long-Term Debt and Subordinated Indebtedness

In millions of dollars	Weighted average interest rate	Maturities	December 31, 2020
Secured note program	0.9%	2021-2022	$ 420
Long-term note with Citicorp LLC	1.6	2023-2030	19,115
Long-term note with CGMHI	1.4	2027	1,750
Subordinated indebtedness with CGMHI	2.0	2027	6,945
Subordinated indebtedness with Citicorp LLC	2.0	2028	3,000
Total			$ 31,230

CGMI has a $60 billion master promissory note (the long-term note) and a $25 billion short-term nonnegotiable master promissory note with Citicorp. The long-term note currently bears variable interest at rates agreed upon by both parties (currently ranging from 1.0% to 2.4%) and is prepayable without penalty. At December 31, 2020, there are $19.115 billion in borrowings with Citicorp under the long-term note. The maturity of the long-term note may be accelerated if the Company breaches certain restrictive provisions of the loan agreement, which require, among other things, that the Company maintain minimum levels of net

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

capital (see Note 6 to the Consolidated Statement of Financial Condition). The Company was in compliance with these requirements throughout 2020.

At December 31, 2020 the Company had subordinated indebtedness of $6.945 billion with CGMHI. This subordinated credit agreement bears interest at a rate agreed upon by both parties and has a maturity date of August 31, 2027. The maturity date is automatically extended an additional year, unless CGMHI notifies FINRA in writing at least seven months prior to the maturity date that such scheduled maturity date shall not be extended. The Company has also borrowed $1.75 billion under a financing agreement with CGMHI. This long-term note bears interest at a rate agreed upon by both parties and has a maturity date of December 15, 2027.

At December 31, 2020 the Company has a $5 billion subordinated revolving credit agreement with Citicorp LLC (Citicorp), of which $2 billion is drawn and scheduled to mature on June 30, 2028, and a $5 billion subordinated revolving credit agreement with Citicorp, of which $1.0 billion is drawn and scheduled to mature on August 31, 2028. The agreements bear interest at rates agreed upon by both parties.

All subordinated indebtedness qualified for inclusion in net capital at December 31, 2020. In accordance with Securities and Exchange Commission (SEC) regulations, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital rule requirements are not met.

Aggregate annual maturities of long-term debt and subordinated debt obligations are as follows:

In millions of dollars	December 31, 2020
2021	$ 170
2022	250
2023	1,165
2025	3,000
Thereafter	26,645
Total	$ 31,230

(6) Capital Requirements

The Company is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the net capital requirements of SEC Rule 15c3-1 (Net Capital Rule), FINRA and the CFTC. Under the Net Capital Rule, the Company is required to maintain minimum net capital of not less than the greater of (a) 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements, or (b) the CFTC risk-based requirement representing the sum of 8% of customer risk maintenance margin requirement and 8% of non-customer risk maintenance margin requirement, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items.

The Company has elected to compute net capital in accordance with the provisions of Appendix E of the Net Capital Rule. This methodology allows the Company to compute market risk capital charges using internal value-at-risk models. Under Appendix E of the Net Capital Rule, the Company is required to hold tentative net capital in excess of $1 billion and net capital in excess of $500 million. The Company is also required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of December 31, 2020, CGMI had tentative net capital in excess of both the minimum and the notification requirements. At

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

December 31, 2020, CGMI had regulatory net capital of $12.7 billion, which was $9.1 billion in excess of the minimum net capital requirement of $3.6 billion.

The Company is also subject to customer protection segregation requirements under securities laws and regulations, including those of the SEC and CFTC. As of December 31, 2020, included in the statement of financial condition are assets segregated or held in separate accounts under Rule 15c3-3 of the SEC or the Commodity Exchange Act (CEA) as presented in the following table.

In millions of dollars	Rule 15c3-3	CEA	Total
Cash segregated under federal and other regulations	$ 300	6,599	6,899
Securities purchased under agreements to resell	1,308	—	1,308
Trading account assets	5,444	—	5,444
Receivables from brokers, dealers and clearing organizations:			
Deposits with exchange clearing organizations	—	5,960	5,960
Receivable from clearing brokers and FCMs, net	—	1,781	1,781
Total	$ 7,052	14,340	21,392

In addition to the above, CGMI also segregated $37.1 billion of customer securities and customer cash margin treated as off balance sheet pursuant to CEA requirements as of December 31, 2020.

(7) Securitizations and Variable Interest Entities

(a) Uses of Special Purpose Entities

A special purpose entity (SPE) is an entity designed to fulfill a specific limited need of the company that organized it. The principal uses of SPEs by CGMI are to obtain liquidity and favorable capital treatment by securitizing certain financial assets, to assist clients in securitizing their financial assets and to create investment products for clients. SPEs may be organized in various legal forms, including trusts, partnerships or corporations. In a securitization, through the SPE's issuance of debt and equity instruments, certificates, commercial paper or other notes of indebtedness, the company transferring assets to the SPE converts all (or a portion) of those assets into cash before they would have been realized in the normal course of business. These issuances are recorded on the balance sheet of the SPE, which may or may not be consolidated onto the balance sheet of the company that organized the SPE.

Investors usually have recourse only to the assets in the SPE, but may also benefit from other credit enhancements, such as a collateral account. Because of these enhancements, the SPE issuances typically obtain a more favorable credit rating than the transferor could obtain for its own debt issuances. This results in less expensive financing costs than unsecured debt. The SPE may also enter into derivative contracts in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors or to limit or change the credit risk of the SPE. The Company may be the provider of certain credit enhancements as well as the counterparty to any related derivative contracts.

Most of CGMI's SPEs are variable interest entities (VIEs), as described below.

(b) Variable Interest Entities

VIEs are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions through voting rights or similar rights and a right to receive the expected residual returns of the entity or an obligation to absorb the expected losses of the entity). Investors that finance the VIE through debt or

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

equity interests or other counterparties providing other forms of support, such as guarantees, certain fee arrangements or certain types of derivative contracts, are variable interest holders in the entity.

The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. CGMI would be deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:

- power to direct the activities of the VIE that most significantly impact the entity's economic performance; and

- an obligation to absorb losses of the entity that could potentially be significant to the VIE, or a right to receive benefits from the entity that could potentially be significant to the VIE.

The Company must evaluate each VIE to understand the purpose and design of the entity, the role the Company had in the entity's design and its involvement in the VIE's ongoing activities. The Company then must evaluate which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities.

For those VIEs where the Company determines that it has the power to direct the activities that most significantly impact the VIE's economic performance, the Company must then evaluate its economic interests, if any, and determine whether it could absorb losses or receive benefits that could potentially be significant to the VIE. When evaluating whether the Company has an obligation to absorb losses that could potentially be significant, it considers the maximum exposure to such loss without consideration of probability. Such obligations could be in various forms, including, but not limited to, debt and equity investments, guarantees, liquidity agreements and certain derivative contracts.

In various other transactions, the Company may (i) act as a derivative counterparty (for example, interest rate swap, cross-currency swap or purchaser of credit protection under a credit default swap or total return swap where the Company pays the total return on certain assets to the SPE), (ii) act as underwriter or placement agent, (iii) provide administrative, trustee or other services or (iv) make a market in debt securities or other instruments issued by VIEs. The Company generally considers such involvement, by itself, not to be variable interests and thus not an indicator of power or potentially significant benefits or losses.

The Company's involvement with consolidated and unconsolidated VIEs with which CGMI holds significant variable interests as of December 31, 2020 is presented in the following table.

				Maximum exposure to loss in significant unconsolidated VIEs [1]	
	Total involvement with SPE	Consolidated VIE / SPE	Significant unconsolidated	Debt	
In millions of dollars	assets	assets	VIE assets [2]	investments [3]	Derivatives
Mortgage securitizations [4]:					
U.S. agency-sponsored	$ 83,579	—	83,579	1,642	—
Non-agency-sponsored	27,125	—	27,125	497	—
Collateralized loan obligations	9,960	—	9,960	123	—
Other	12	—	12	—	—
Total	$ 120,676	—	120,676	2,262	—

(1) The definition of maximum exposure to loss is included in the text that follows this table.

(2) A significant unconsolidated VIE is an entity in which the Company has any variable interest or continuing involvement considered to be significant, regardless of the likelihood of loss.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

(3) Funded exposures that are included on the Company's December 31, 2020 Consolidated Statement of Financial Condition in *Trading account assets*.

(4) CGMI mortgage securitizations also include agency and non-agency (private label) re-securitization activities. These SPEs are not consolidated. See "Re securitizations" below for further discussion.

The previous table does not include:

- certain VIEs structured by third parties in which the Company holds securities in inventory, as these investments are made on arm's-length terms;

- certain positions in mortgage- and asset-backed securities held by the Company, which are classified as *Trading account assets*, in which the Company has no other involvement with the related securitization entity deemed to be significant (for more information on these positions, see Note 10 to the Consolidated Statement of Financial Condition);

- certain representations and warranties exposures in legacy CGMI–sponsored mortgage- and asset-backed securitizations in which the Company has no variable interest or continuing involvement as servicer. The outstanding balance of mortgage loans securitized during 2005 to 2008 in which the Company has no variable interest or continuing involvement as servicer was approximately $5.22 billion at December 31, 2020.

The Company had no material interests in consolidated VIEs at December 31, 2020. The asset balances for unconsolidated VIEs in which the Company has significant involvement represent the most current information available to the Company. In most cases, the asset balances represent an amortized cost basis without regard to impairments, unless fair value information is readily available to the Company.

The maximum exposure to loss represents the balance sheet carrying amount of the Company's investment in the VIE. It reflects the initial amount of cash invested in the VIE, adjusted for any accrued interest and cash principal payments received. The carrying amount may also be adjusted for increases or declines in fair value or any impairment in value. In certain transactions, the Company has entered into derivative instruments or other arrangements that are not considered variable interests in the VIE (e.g., interest rate swaps, cross-currency swaps or where the Company is the purchaser of credit protection under a credit default swap or total return swap where the Company pays the total return on certain assets to the SPE). Receivables under such arrangements are not included in the maximum exposure amounts.

(c) *Mortgage Securitizations*

CGMI's mortgage securitizations represent government-sponsored agency and private label (non-agency-sponsored mortgages) re-securitization activities. These SPEs are not consolidated. See "Re securitizations" below for further discussion. CGMI's mortgage securitizations are primarily non-recourse, thereby effectively transferring the risk of future credit losses to the purchasers of the securities issued by the SPE.

The following table includes information about loan delinquencies and liquidation losses for assets held in non-consolidated, non-agency-sponsored securitization entities at December 31, 2020:

In millions of dollars	Securitized assets	90 days past due	Liquidation losses
Residential mortgage	$ 3,307	158	—

(d) *Re-securitizations*

CGMI engages in re-securitization transactions in which debt securities are transferred to a VIE in exchange for new beneficial interests. CGMI did not transfer non-agency (private label) securities to

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

re-securitization entities during the year ended December 31, 2020. These securities are backed by either residential or commercial mortgages and are often structured on behalf of clients.

As of December 31, 2020, CGMI held no retained interests in private label re-securitization transactions structured by CGMI.

The Company also re-securitizes U.S. government-agency guaranteed mortgage-backed (agency) securities. During the year ended December 31, 2020, CGMI transferred agency securities with a fair value of approximately $42.8 billion to re-securitization entities.

As of December 31, 2020, the fair value of CGMI-retained interests in agency re-securitization transactions structured by CGMI totaled approximately $1.6 billion (including $916 million related to re-securitization transactions executed in 2020), which is recorded in *Trading account assets*. The original fair value of agency re-securitization transactions in which CGMI holds a retained interest as of December 31, 2020 was approximately $83.6 billion.

As of December 31, 2020, the Company did not consolidate any private label or agency re-securitization entities.

(e) *Collateralized Loan Obligations (CLOs)*
A collateralized loan obligation (CLO) is a VIE that purchases a portfolio of assets consisting primarily of non-investment grade corporate loans. CLOs issue multiple tranches of debt and equity to investors to fund the asset purchases. A third-party asset manager is contracted by the CLO to purchase the underlying assets from the open market and monitor the credit risk associated with those assets. Over the term of a CLO, the asset manager directs purchases and sales of assets in a manner consistent with the CLO's asset management agreement and indenture. In general, the CLO asset manager will have the power to direct the activities of the entity that most significantly impact the economic performance of the CLO. Investors in a CLO, through their ownership of debt and/or equity in it, can also direct certain activities of the CLO, including removing its asset manager under limited circumstances, optionally redeeming the notes, voting on amendments to the CLO's operating documents and other activities. A CLO has a finite life, typically 12 years.

CGMI serves as a structuring and placement agent with respect to the CLOs. Typically, the debt and equity of the CLOs are sold to third-party investors. On occasion, CGMI may purchase some portion of a CLO's liabilities for investment purposes. In addition, CGMI may purchase, typically in the secondary market, certain securities issued by the CLOs to support its market making activities.

The Company generally does not have the power to direct the activities that most significantly impact the economic performance of the CLOs, as this power is generally held by a third-party asset manager of the CLO. As such, those CLOs are not consolidated.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

(8) Derivatives Activities

In the ordinary course of business, CGMI enters into various types of derivative transactions, which include:

- *Futures and forward contracts*, which are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price that may be settled in cash or through delivery of an item readily convertible to cash.
- *Swap contracts*, which are commitments to settle in cash at a future date or dates that may range from a few days to a number of years, based on differentials between specified indices or financial instruments, as applied to a notional principal amount.
- *Option contracts*, which give the purchaser, for a premium, the right, but not the obligation, to buy or sell within a specified time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Swaps, forwards and some option contracts are over-the-counter (OTC) derivatives that are bilaterally negotiated with counterparties and settled with those counterparties, except for swap contracts that are novated and "cleared" through central counterparties (CCPs). Futures contracts and other option contracts are standardized contracts that are traded on an exchange with a CCP as the counterparty from the inception of the transaction. The Company enters into derivative contracts relating to interest rate, foreign currency, commodity and other market/credit risks for the following reasons:

- *Trading Purposes*: The Company trades derivatives as an active market maker. The Company offers its customers derivatives in connection with their risk management actions to transfer, modify or reduce their interest rate, foreign exchange and other market/credit risks or for their own trading purposes. The Company also manages its derivative risk positions through offsetting trade activities, controls focused on price verification and daily reporting of positions to senior managers.

Derivatives may expose the Company to market, credit or liquidity risks in excess of the amounts recorded on the Consolidated Statement of Financial Condition. Market risk on a derivative product is the exposure created by potential fluctuations in interest rates, market prices, foreign exchange rates and other factors and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement and the underlying volatility. Credit risk is the exposure to loss in the event of nonperformance by the other party to satisfy a derivative liability where the value of any collateral held by CGMI is not adequate to cover such losses. Liquidity risk is the potential exposure that arises when the size of a derivative position may affect the ability to monetize the position in a reasonable period of time and at a reasonable cost in periods of high volatility and financial stress.

Derivative transactions are customarily documented under industry standard master netting agreements, which provide that following an event of default, the non-defaulting party may promptly terminate all transactions between the parties and determine the net amount due to be paid to, or by, the defaulting party. Events of default include (i) failure to make a payment on a derivative transaction that remains uncured following applicable notice and grace periods, (ii) breach of agreement that remains uncured after applicable notice and grace periods, (iii) breach of a representation, (iv) cross default, either to third-party debt or to other derivative transactions entered into between the parties, or, in some cases, their affiliates, (v) the occurrence of a merger or consolidation that results in a party's becoming a materially weaker credit and (vi) the cessation or repudiation of any applicable guarantee or other credit support document. Obligations under master netting agreements are often secured by collateral posted under an industry standard credit support annex to the master netting agreement. An event of default may also occur under a credit support annex if a party fails to make a collateral delivery that remains uncured following applicable notice and grace periods.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

The netting and collateral rights incorporated in the master netting agreements are considered to be legally enforceable if a supportive legal opinion has been obtained from counsel of recognized standing that provides (i) the requisite level of certainty regarding enforceability and (ii) that the exercise of rights by the non-defaulting party to terminate and close-out transactions on a net basis under these agreements will not be stayed or avoided under applicable law upon an event of default, including bankruptcy, insolvency or similar proceeding.

A legal opinion may not be sought for certain jurisdictions where local law is silent or unclear as to the enforceability of such rights or where adverse case law or conflicting regulation may cast doubt on the enforceability of such rights. In some jurisdictions and for some counterparty types, the insolvency law may not provide the requisite level of certainty. For example, this may be the case for certain sovereigns, municipalities, central banks and U.S. pension plans.

Exposure to credit risk on derivatives is affected by market volatility, which may impair the ability of counterparties to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers engaged in derivatives transactions. CGMI considers the level of legal certainty regarding enforceability of its offsetting rights under master netting agreements and credit support annexes to be an important factor in its risk management process. Specifically, CGMI generally transacts much lower volumes of derivatives under master netting agreements where CGMI does not have the requisite level of legal certainty regarding enforceability, because such derivatives consume greater amounts of single counterparty credit limits than those executed under enforceable master netting agreements.

Cash collateral and security collateral in the form of G10 government debt securities are often posted by a party to a master netting agreement to secure the net open exposure of the other party; the receiving party is free to commingle/rehypothecate such collateral in the ordinary course of its business. Nonstandard collateral such as corporate bonds, municipal bonds, U.S. agency securities and/or MBS may also be pledged as collateral for derivative transactions. Security collateral posted to open and maintain a master netting agreement with a counterparty, in the form of cash and/or securities, may from time to time be segregated in an account at a third-party custodian pursuant to a tri-party account control agreement.

Information pertaining to the Company's derivative activities, based on notional amounts, is presented in the following table. Derivative notional amounts are reference amounts from which contractual payments are derived and do not represent a complete measure of CGMI's exposure to derivative transactions. CGMI's derivative exposure arises primarily from market fluctuations (i.e., market risk), counterparty failure (i.e., credit risk) and/or periods of high volatility or financial stress (i.e., liquidity risk), as well as any market valuation adjustments that may be required on the transactions. Moreover, notional amounts do not reflect the netting of offsetting trades. For example, if CGMI enters into a receive-fixed interest rate swap with $100 million notional, and offsets this risk with an identical but opposite pay-fixed position with a different counterparty, $200 million in derivative notionals is reported, although these offsetting positions may result in de minimis overall market risk.

In addition, aggregate derivative notional amounts can fluctuate from period to period in the normal course of business based on CGMI's market share, levels of client activity and other factors. All derivatives are reported at fair value in *Trading account assets*/*Trading account liabilities* on the Consolidated Statement of Financial Condition.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

(a) **Derivative Notionals**

In millions of dollars at December 31, 2020

Interest rate contracts:	
Swaps	$ 754,690
Futures and forwards	1,059,528
Written options	16,570
Purchased options	11,292
Total interest rate contracts	1,842,080
Equity contracts:	
Swaps	81,864
Futures	6,677
Written options	148,183
Purchased options	183,042
Total equity contracts	419,766
Foreign exchange forwards, futures and swaps contracts	19,080
Commodity options and futures contracts	14
Credit derivatives[1]	
Protection sold	30,181
Protection purchased	39,674
Total credit derivatives	69,855
Total derivative notionals	$ 2,350,795

(1) Credit derivatives are arrangements designed to allow one party (protection purchaser) to transfer the credit risk of a "reference asset" to another party (protection seller). These arrangements allow a protection seller to assume the credit risk associated with the reference asset without directly purchasing that asset. The Company enters into credit derivative positions for purposes such as risk management, yield enhancement, reduction of credit concentrations and diversification of overall risk.

The following table presents the gross and net fair values of the Company's derivative transactions and the related offsetting amounts as of December 31, 2020. Gross positive fair values are offset against gross negative fair values by counterparty, pursuant to enforceable master netting agreements. Under ASC 815-10-45, payables and receivables in respect of cash collateral received from or paid to a given counterparty pursuant to a credit support annex are included in the offsetting amount if a legal opinion supporting the enforceability of netting and collateral rights has been obtained. GAAP does not permit similar offsetting for security collateral.

In addition, the following table reflects rule changes adopted by clearing organizations that require or allow entities to treat certain derivative assets, liabilities and the related variation margin as settlement of the related derivative fair values for legal and accounting purposes, as opposed to presenting gross derivative assets and liabilities that are subject to collateral, whereby the counterparties would also record a related collateral payable or receivable. As a result, the table reflects a reduction of approximately $85 million as of December 31, 2020 of derivative assets and derivative liabilities that previously would have been reported on a gross basis, but are now legally settled and not subject to collateral. The table also presents amounts that are not permitted to be offset, such as security collateral or cash collateral posted at third-party custodians, but which would be eligible for offsetting to the

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

extent that an event of default has occurred and a legal opinion supporting enforceability of the netting and collateral rights has been obtained.

(b) *Derivative Mark-to-Market (MTM) Receivables/Payables*

In millions of dollars at December 31, 2020	Assets[1][2]	Liabilities[1][2]
Derivative instruments		
Over-the-counter	$ 10,067	$ 8,088
Cleared	214	1,887
Exchange traded	9	—
Interest rate contracts	10,290	9,975
Over-the-counter	5,215	6,777
Cleared	1	18
Exchange traded	6,204	5,533
Equity contracts	11,420	12,328
Over-the-counter	66	25
Foreign exchange contracts	66	25
Over-the-counter	2	—
Exchange traded	1	—
Commodity contracts	3	—
Over-the-counter	2,674	2,672
Cleared	—	2
Credit derivatives	2,674	2,674
Total derivatives	24,453	25,002
Cash collateral paid/received [3]	239	350
Less: Netting agreements [4]	(20,879)	(20,879)
Less: Netting cash collateral received/paid [5]	(1,853)	(2,878)
Net receivables/payables included on the Consolidated Statement of Financial Condition	$ 1,960	$ 1,595
Additional amounts subject to an enforceable master netting agreement, but not offset on the Consolidated Statement of Financial Condition		
Less: Cash collateral received/paid	(50)	—
Less: Non-cash collateral received/paid	(186)	(77)
Total net receivables/payables	$ 1,724	$ 1,518

(1) The derivatives fair values are also presented in Note 10 to the Consolidated Statement of Financial Condition.

(2) Over-the-counter (OTC) derivatives are derivatives executed and settled bilaterally with counterparties without the use of an organized exchange or central clearing house. Cleared derivatives include derivatives executed bilaterally with a counterparty in the OTC market, but then novated to a central clearing house, whereby the central clearing house becomes the counterparty to both of the original counterparties. Exchange-traded derivatives include derivatives executed directly on an organized exchange that provides pre-trade price transparency.

(3) Reflects the net amount of the $3,117 million and $2,203 million of gross cash collateral paid and received, respectively. Of the gross cash collateral paid, $2,878 million was used to offset trading derivative liabilities and, of the gross cash collateral received, $1,853 million was used to offset trading derivative assets.

(4) Represents the netting of derivative receivable and payable balances with the same counterparty under enforceable netting agreements.

(5) Represents the netting of cash collateral paid and received by counterparties under enforceable credit support agreements. Substantially all cash collateral received and paid is netted against OTC derivative assets and liabilities, respectively.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

(c) *Credit Derivatives*

The Company trades a range of credit derivatives. Through these contracts, CGMI either purchases or writes protection on either a single name or a portfolio of reference credits. CGMI also uses credit derivatives to help mitigate credit risk in its trading account portfolios and other cash positions and to facilitate client transactions.

The range of credit derivatives entered into includes credit default swaps, total return swaps and credit options.

A credit default swap is a contract in which, for a fee, a protection seller agrees to reimburse a protection buyer for any losses that occur due to a predefined credit event on a reference entity. These credit events are defined by the terms of the derivative contract and the reference credit and are generally limited to the market standard of failure to pay on indebtedness and bankruptcy of the reference credit and, in a more limited range of transactions, debt restructuring. In certain transactions, protection may be provided on a portfolio of reference entities or asset-backed securities. If there is no credit event, as defined by the specific derivative contract, then the protection seller makes no payments to the protection buyer and receives only the contractually specified fee. However, if a credit event occurs as defined in the specific derivative contract sold, the protection seller will be required to make a payment to the protection buyer. Under certain contracts, the seller of protection may not be required to make a payment until a specified amount of losses has occurred with respect to the portfolio and/or may only be required to pay for losses up to a specified amount.

A total return swap typically transfers the total economic performance of a reference asset, which includes all associated cash flows, as well as capital appreciation or depreciation. The protection buyer receives a floating rate of interest and any depreciation on the reference asset from the protection seller and, in return, the protection seller receives the cash flows associated with the reference asset plus any appreciation. Thus, according to the total return swap agreement, the protection seller will be obligated to make a payment any time the floating interest rate payment plus any depreciation of the reference asset exceeds the cash flows associated with the underlying asset. A total return swap may terminate upon a default of the reference asset or a credit event with respect to the reference entity, subject to the provisions of the related total return swap agreement between the protection seller and the protection buyer.

A credit option is a credit derivative that allows investors to trade or hedge changes in the credit quality of a reference entity. For example, in a credit spread option, the option writer assumes the obligation to purchase or sell credit protection on the reference entity at a specified "strike" spread level. The option purchaser buys the right to sell credit default protection on the reference entity to, or purchase it from, the option writer at the strike spread level. The payments on credit spread options depend either on a particular credit spread or the price of the underlying credit-sensitive asset or other reference entity. The options usually terminate if a credit event occurs with respect to the underlying reference entity.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

The following table summarizes the key characteristics of CGMI's credit derivatives portfolio by counterparty and derivative form.

		Fair values		Notionals	
In millions of dollars at December 31, 2020		**Receivable**	**Payable**	**Protection purchased**	**Protection sold**
By industry of counterparty:					
Banks	$	672	829	18,110	12,403
Broker-dealers		974	402	10,312	7,777
Non-financial		—	—	—	37
Insurance and other financial institutions		1,028	1,443	11,252	9,964
Total by industry of counterparty	$	2,674	2,674	39,674	30,181
By instrument:					
Credit default swaps and options	$	2,528	2,636	37,349	28,576
Total return swaps and other		146	38	2,325	1,605
Total by instrument	$	2,674	2,674	39,674	30,181
By rating of reference entity:					
Investment grade	$	422	465	27,402	18,418
Non-investment grade		2,252	2,209	12,272	11,763
Total by rating of reference entity	$	2,674	2,674	39,674	30,181
By maturity:					
Within 1 year	$	86	59	5,246	2,961
From 1 to 5 years		371	445	12,711	10,209
After 5 years		2,217	2,170	21,717	17,011
Total by maturity	$	2,674	2,674	39,674	30,181

Fair values included in the above table are prior to application of any netting agreements and cash collateral. For notional amounts, CGMI generally has a mismatch between the total notional amounts of protection purchased and sold, and it may hold the reference assets directly rather than entering into offsetting credit derivative contracts as and when desired. The open risk exposures from credit derivative contracts are largely matched after certain cash positions in reference assets are considered and after notional amounts are adjusted, either to a duration-based equivalent basis or to reflect the level of subordination in tranched structures. The ratings of the credit derivatives portfolio presented in the table and used to evaluate payment/performance risk are based on the assigned internal or external ratings of the reference asset or entity. Where external ratings are used, investment-grade ratings are considered to be "Baa/BBB" and above, while anything below is considered non-investment grade. CGMI's internal ratings are in line with the related external rating system.

CGMI evaluates the payment/performance risk of the credit derivatives for which it stands as a protection seller based on the credit rating assigned to the underlying reference credit. Credit derivatives written on an underlying non-investment grade reference credit represent greater payment risk to the Company. The non-investment grade category in the table above also includes credit derivatives where the underlying reference entity has been downgraded subsequent to the inception of the derivative.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

The maximum potential amount of future payments under credit derivative contracts presented in the table above is based on the notional value of the derivatives. The Company believes that the notional amount for credit protection sold is not representative of the actual loss exposure based on historical experience. This amount has not been reduced by the value of the reference assets and the related cash flows. In accordance with most credit derivative contracts, should a credit event occur, the Company usually is liable for the difference between the protection sold and the value of the reference assets. Furthermore, the notional amount for credit protection sold has not been reduced for any cash collateral paid to a given counterparty, as such payments would be calculated after netting all derivative exposures, including any credit derivatives with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that corresponds to credit derivative exposures alone is not possible. The Company actively monitors open credit-risk exposures and manages this exposure by using a variety of strategies, including purchased credit derivatives, cash collateral or direct holdings of the referenced assets. This risk mitigation activity is not captured in the table above.

(9) Concentrations of Credit Risk

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Company's total credit exposure. In connection with the Company's efforts to maintain a diversified portfolio, the Company limits its exposure to any individual creditor and monitors this exposure on a continuous basis. At December 31, 2020, the Company's most significant concentration of credit risk was with the U.S. government and its agencies. The Company's exposure, which primarily results from trading assets issued by the U.S. government and its agencies, amounted to $85.4 billion at December 31, 2020. With the addition of U.S. government and U.S. government-agency securities pledged as collateral by counterparties in connection with collateralized financing activity, the Company's total holdings of U.S. government and U.S. government-agency securities were approximately $290 billion or 65% of the Company's total assets before offsetting amounts permitted under ASC 210-20-45 at December 31, 2020.

(10) Fair Value Measurement

ASC 820-10, *Fair Value Measurement*, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and therefore represents an exit price. Among other things, the standard requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Under ASC 820-10, the probability of default of a counterparty is factored into the valuation of derivative positions as well as the impact of CGMI's own credit risk on derivatives measured at fair value.

(a) Fair Value Hierarchy

ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant assumptions, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1: Quoted prices for *identical* instruments in active markets.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

- Level 2: Quoted prices for *similar* instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are *observable* in active markets.

- Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

As required under the fair value hierarchy, the Company considers relevant and observable market inputs in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the relevance of observed prices in those markets.

(b) *Determination of Fair Value*
For assets and liabilities carried at fair value, the Company measures fair value using the procedures set out below, irrespective of whether the assets and liabilities are measured at fair value as a result of an election or whether they are required to be measured at fair value.

When available, the Company uses quoted market prices from active markets to determine fair value and classifies such items as Level 1. In some specific cases where a market price is available, the Company will make use of acceptable practical expedients (such as matrix pricing) to calculate fair value, in which case the items are classified as Level 2.

The Company may also apply a price-based methodology, which utilizes, where available, quoted prices or other market information obtained from recent trading activity in positions with the same or similar characteristics to the position being valued. The frequency and size of transactions are among the factors that are driven by the liquidity of markets and determine the relevance of observed prices in those markets. If relevant and observable prices are available, those valuations may be classified as Level 2. When that is not the case, and there are one or more significant unobservable "price" inputs, then those valuations will be classified as Level 3. Furthermore, when a quoted price is stale, a significant adjustment to the price of a similar security is necessary to reflect differences in the terms of the actual security being valued, or prices from independent sources are insufficient to corroborate the valuation, the "price" inputs are considered unobservable and the fair value measurements are classified as Level 3.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based parameters, such as interest rates, currency rates and option volatilities. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified as Level 3 even though there may be some significant inputs that are readily observable.

Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent vendors or brokers. Vendors' and brokers' valuations may be based on a variety of inputs ranging from observed prices to proprietary valuation models, and the Company assesses the quality and relevance of this information in determining the estimate of fair value. The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models and any significant assumptions.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

(c)   *Market Valuation Adjustments*
Credit valuation adjustments (CVA) and funding valuation adjustments (FVA) are designed to incorporate a market view of the credit and funding risk, respectively, inherent in the derivative portfolio. However, most unsecured derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually or, if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Thus, the CVA and FVA may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of these adjustments may be reversed or otherwise adjusted in future periods in the event of changes in the credit or funding risk associated with the derivative instruments.

A contra-asset of $15 million and a contra-liability of $20 million were recorded as CVA and FVA applied to the fair value of derivative instruments at December 31, 2020.

(d)   *Securities Borrowed and Purchased Under Agreements to Resell and Securities Loaned and Sold Under Agreements to Repurchase*
No quoted prices exist for these instruments, so fair value is determined using a discounted cash flow technique. Cash flows are estimated based on the terms of the contract, taking into account any embedded derivative or other features. These cash flows are discounted using interest rates appropriate to the maturity of the instrument as well as the nature of the underlying collateral. Generally, when such instruments are recorded at fair value, they are classified within Level 2 of the fair value hierarchy, as the inputs used in the valuation are readily observable. However, certain long-dated positions are classified within Level 3 of the fair value hierarchy.

(e)   *Trading Account Assets and Liabilities—Trading Securities*
When available, the Company uses quoted market prices in active markets to determine the fair value of trading securities; such items are classified as Level 1 of the fair value hierarchy. Examples include government securities and exchange-traded equity securities.

For bonds traded over the counter, the Company generally determines fair value utilizing valuation techniques, including discounted cash flows, price-based and internal models. Fair value estimates from these internal valuation techniques are verified, where possible, to prices obtained from independent sources, including third-party vendors. Vendors compile prices from various sources and may apply matrix pricing for similar bonds where no price is observable. A price-based methodology utilizes, where available, quoted prices or other market information obtained from recent trading activity of assets with similar characteristics to the bond being valued. The yields used in discounted cash flow models are derived from the same price information. Trading securities priced using such methods are generally classified as Level 2. However, when a quoted price is stale, a significant adjustment to the price of a similar security is necessary to reflect differences in the terms of the actual security being valued, or prices from independent sources are insufficient to corroborate valuation, a security is generally classified as Level 3. The price input used in a price-based methodology may be zero for a security, such as a subprime collateralized debt obligation (CDO), that is not receiving any principal or interest and is not expected to receive any in the future.

For most of the subprime mortgage backed security (MBS) exposures, fair value is determined utilizing observable transactions where available, or other valuation techniques such as discounted cash flow analysis utilizing valuation assumptions derived from similar, more observable securities as market proxies. The valuation of certain asset-backed security (ABS) CDO positions are inferred through the net asset value of the underlying assets of the ABS CDO.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

(f) *Trading Account Assets and Liabilities—Derivatives*

Exchange-traded derivatives, measured at fair value using quoted (i.e., exchange) prices in active markets, where available, are classified as Level 1 of the fair value hierarchy.

Derivatives without a quoted price in an active market and derivatives executed over the counter are valued using internal valuation techniques. These derivative instruments are classified as either Level 2 or Level 3 depending on the observability of the significant inputs to the model.

The valuation techniques depend on the type of derivative and the nature of the underlying instrument. The principal techniques used to value these instruments are discounted cash flows and internal models, such as derivative pricing models (e.g., Black-Scholes and Monte Carlo simulations).

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign exchange rates, volatilities and correlation. The Company typically uses OIS curves as fair value measurement inputs for the valuation of certain derivatives.

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2020. The Company may hedge positions that have been classified in the Level 3 category with other financial instruments (hedging instruments) that may be classified as Level 3, but also with financial instruments classified as Level 1 or Level 2 of the fair value hierarchy. The effects of these hedges are presented gross in the following tables.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

Fair Value Levels

In millions of dollars at December 31, 2020	Level 1	Level 2	Level 3	Gross inventory	Netting[1]	Net balance
Assets						
Securities borrowed and purchased under agreements to resell	$ —	$ 185,020	$ —	$ 185,020	$ (78,324)	$ 106,696
Trading securities						
Trading mortgage-backed securities:						
U.S. government-sponsored agency guarantee	—	42,816	27	42,843	—	42,843
Residential	—	326	134	460	—	460
Commercial	—	883	125	1,008	—	1,008
Total trading mortgage-backed securities	—	44,025	286	44,311	—	44,311
U.S. Treasury and federal agency securities	40,911	1,622	—	42,533	—	42,533
State and municipal securities	—	631	36	667	—	667
Foreign government securities	29	309	18	356	—	356
Corporate debt securities	80	7,399	39	7,518	—	7,518
Equity securities	23,038	24	20	23,082	—	23,082
Asset-backed securities	—	596	1,527	2,123	—	2,123
Other debt securities	—	21	—	21	—	21
Total trading securities	64,058	54,627	1,926	120,611	—	120,611
Trading derivatives						
Interest rate contracts	13	10,241	36	10,290		
Equity contracts	33	11,356	31	11,420		
Foreign exchange contracts	2	64	—	66		
Commodity contracts	—	3	—	3		
Credit derivatives	—	2,565	109	2,674		
Total trading derivatives	48	24,229	176	24,453		
Cash collateral paid [2]				239		
Netting agreements					(20,879)	
Netting of cash collateral received					(1,853)	
Total trading derivatives	48	24,229	176	24,692	(22,732)	1,960
Securities received as collateral	6,568	51	—	6,619		6,619
Investments - Non-marketable equity securities	—	—	70	70		70
Other assets	—	137	—	137		137
Total assets	$ 70,674	$ 264,064	$ 2,172	$ 337,149	$ (101,056)	$ 236,093
Total as a percentage of gross assets [3]	21.0%	78.4%	0.6%			

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

In millions of dollars at December 31, 2020	Level 1	Level 2	Level 3	Gross inventory	Netting[1]	Net balance
Liabilities						
Securities loaned and sold under agreements to repurchase	$ —	$ 31,214	$ 630	$ 31,844	$ (25,204)	$ 6,640
Trading account liabilities						
Securities sold, not yet purchased [4]	26,121	8,106	2	34,229	—	34,229
Trading derivatives						
Interest rate contracts	15	9,958	2	9,975		
Equity contracts	15	12,280	33	12,328		
Foreign exchange contracts	2	22	1	25		
Commodity contracts	—	—	—	—		
Credit derivatives	—	2,581	93	2,674		
Total trading derivatives	32	24,841	129	25,002		
Cash collateral received [5]				350		
Netting agreements					(20,879)	
Netting of cash collateral paid					(2,878)	
Total trading derivatives	32	24,841	129	25,352	(23,757)	1,595
Obligations to return securities received as collateral	6,568	51	—	6,619	—	6,619
Short-term borrowings	—	135	—	135	—	135
Total liabilities	$ 32,721	$ 64,347	$ 761	$ 98,179	$ (48,961)	$ 49,218
Total as a percentage of gross liabilities [3]	33.4%	65.8%	0.8%			

(1) Represents netting of (i) the amounts due under securities purchased under agreements to resell and the amounts owed under securities sold under agreements to repurchase and (ii) derivative exposures covered by a qualifying master netting agreement and cash collateral offsetting.

(2) Reflects the net amount of $3,117 million of gross cash collateral paid, of which $2,878 million was used to offset derivative liabilities.

(3) Because the amount of the cash collateral paid/received has not been allocated to the Level 1, 2 and 3 subtotals, these percentages are calculated based on total assets and liabilities measured at fair value on a recurring basis, excluding the cash collateral paid/received on derivatives.

(4) Securities sold, not yet purchased includes U.S. government and government agency securities, equity securities, corporate debt securities, foreign government securities and other debt securities.

(5) Reflects the net amount of $2,203 million of gross cash collateral received, of which $1,853 million was used to offset derivative assets.

Valuation Techniques and Inputs for Level 3 Fair Value Measurements

The Company's Level 3 inventory consists of both cash instruments and derivatives of varying complexity. The valuation methodologies used to measure the fair value of these positions include discounted cash flow analysis, internal models and comparative analysis. A position is classified within Level 3 of the fair value hierarchy when one or more unobservable inputs are used that are considered significant to its valuation. The specific reason an input is deemed unobservable varies; for example, at least one significant input to the pricing model is not observable in the market, at least one significant input has been adjusted to make it more representative of the position being valued or the price quote available does not reflect sufficient trading activities.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

The following table presents the valuation techniques covering the majority of Level 3 inventory and the most significant unobservable inputs used in Level 3 fair value measurements. Differences between this table and the Level 3 amounts presented in the Fair Value Levels table represent individually immaterial items that have been measured using a variety of valuation techniques other than those listed.

As of December 31, 2020	Fair Value [1] (In millions)	Methodology	Input	Low [2]	High [2]	Weighted Average [3]
Assets:						
Mortgage-backed securities	$ 167	Yield analysis	Yield	2.63%	21.80%	10.16%
	119	Price-based	Price	$ 12	$ 100	$ 53
State and municipal, foreign government,						
and corporate debt securities	90	Price-based	Price	$ 1	$ 115	$ 79
Equity securities [4]	20	Price-based	Price	$ —	$ 31,000	$ 5,712
Asset-backed securities	794	Price-based	Price	$ 2	$ 303	$ 59
	733	Yield analysis	Yield	3.77%	21.77%	9.06%
Non-marketable equity securities	61	Price-based	Price	$ 1,866	$ 2,041	$ 1,949
			Revenue Multiple	6.40x	6.40x	6.40x
	9	Comparables analysis	Illiquidity Discount	20.00%	20.00%	20.00%
Derivatives – gross [5]						
Interest rate contracts (gross)	23	Model-based	IR normal volatility	0.11%	0.73%	0.54%
	15	Price-based	Price	$ 101	$ 133	$ 112
Equity contracts (gross)	57	Model-based	Equity volatility	21.79%	59.64%	47.11%
Credit derivatives (gross)	184	Price-based	Price	$ 17	$ 98	$ 74
			Upfront points	0.03%	62.75%	15.31%
Liabilities:						
Securities loaned and sold						
under agreements to repurchase	630	Model-based	Interest rate	0.08%	1.86%	0.71%

[1] The fair value amounts presented in this table represent the primary valuation technique or techniques for each class of assets or liabilities.

[2] When the low and high inputs are the same, there is either a constant input applied to all positions, or the methodology involving the input applies to only one large position.

[3] Weighted averages are calculated based on the fair values of the instruments.

[4] For equity securities, the price inputs are expressed on an absolute basis, not as a percentage of the notional amount.

[5] Trading account derivatives—assets and liabilities—are presented on a gross absolute value basis.

Uncertainty of Fair Value Measurements Relating to Unobservable Inputs

Valuation uncertainty arises when there is insufficient or disperse market data to allow a precise determination of the exit value of a fair-valued position or portfolio in today's market. This is especially prevalent in Level 3 fair value instruments, where uncertainty exists in valuation inputs that may be both unobservable and significant to the instrument's (or portfolio's) overall fair value measurement. The uncertainties associated with key unobservable inputs on the Level 3 fair value measurements may not be independent of one another. In addition, the amount and direction of the uncertainty on a fair value measurement for a given change in an unobservable input depends on the nature of the instrument as well as whether the Company holds the instrument as an asset or a liability. For certain instruments, the pricing, hedging and risk management are sensitive to the correlation between various inputs rather than on the analysis and aggregation of the individual inputs.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

The following section describes some of the most significant unobservable inputs used by the Company in Level 3 fair value measurements.

(a) *Volatility*

Volatility represents the speed and severity of market price changes and is a key factor in pricing options. Volatility generally depends on the tenor of the underlying instrument and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike are not observable and need to be estimated using alternative methods, such as using comparable instruments, historical analysis or other sources of market information This leads to some uncertainty around the final fair value measurement of instruments with unobservable volatilities.

The general relationship between changes in the value of a portfolio to changes in volatility also depends on changes in interest rates and the level of the underlying index. Generally, long option positions (assets) benefit from increases in volatility, whereas short option positions (liabilities) will suffer losses. Some instruments are more sensitive to changes in volatility than others. For example, an at-the-money option would experience a greater percentage change in its fair value than a deep-in-the-money option. In addition, the fair value of an option with more than one underlying security depends on the volatility of the individual underlying securities as well as their correlations.

(b) *Yield*

In some circumstances, the yield of an instrument is not observable in the market and must be estimated from historical data or from yields of similar securities. This estimated yield may need to be adjusted to capture the characteristics of the security being valued. In other situations, the estimated yield may not represent sufficient market liquidity and must be adjusted as well. Whenever the amount of the adjustment is significant to the value of the security, the fair value measurement is classified as Level 3.

Adjusted yield is generally used to discount the projected future principal and interest cash flows on instruments, such as asset-backed securities. Adjusted yield is impacted by changes in the interest rate environment and relevant credit spreads.

(c) *Prepayment*

Voluntary unscheduled payments (prepayments) change the future cash flows for the investor and thereby change the fair value of the security. The effect of prepayments is more pronounced for residential mortgage-backed securities. An increase in prepayments—in speed or magnitude—generally creates losses for the holder of these securities. Prepayment is generally negatively correlated with delinquency and interest rate. A combination of low prepayment and high delinquencies amplifies each input's negative impact on mortgage securities' valuation. As prepayment speeds change, the weighted average life of the security changes, which impacts the valuation either positively or negatively, depending upon the nature of the security and the direction of the change in the weighted average life.

(d) *Upfront Points*

The upfront points paid between a protection buyer and seller when entering a CDS on ABS contract is primarily dependent upon each counterparties view of principal and interest shortfalls the reference obligation will incur in the future. The wide range of points up front is reflective of the fundamental differences between the reference obligations such as their position in the capital structure, maturity, and the credit quality of the collateral assets.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

The following table presents the carrying value and fair value of CGMI's financial instruments that are not carried at fair value. The table below therefore excludes items measured at fair value on a recurring basis presented in the tables above.

The disclosure also excludes leases, affiliate investments and tax-related items. Also, as required, the disclosure excludes the effect of taxes, any premium or discount that could result from offering for sale at one time the entire holdings of a particular instrument. In addition, the table excludes the values of non-financial assets and liabilities, as well as a wide range of relationship and intangible values, which are integral to a full assessment of CGMI's financial position and the value of its net assets.

Fair values vary from period to period based on changes in a wide range of factors, including interest rates, credit quality and market perceptions of value, and as existing assets and liabilities run off and new transactions are entered into.

	December 31, 2020		Estimated fair value		
In billions of dollars	Carrying value	Estimated fair value	Level 1	Level 2	Level 3
Assets:					
Collateralized short-term financing agreements	$ 86.5	$ 86.5	$ —	$ 86.5	$ —
Receivables	30.0	30.0	—	12.9	17.1
Other financial assets [1]	11.5	11.5	7.9	—	3.6
Liabilities:					
Collateralized short-term financing agreements	$ 211.8	$ 211.8	$ —	$ 211.8	$ —
Payables to customers, brokers, dealers and clearing organizations	49.9	49.9	—	—	49.9
Long-term debt and subordinated indebtedness	31.1	31.1	—	21.2	9.9
Other financial liabilities [2]	8.7	8.7	—	8.2	0.5

(1) Includes cash, cash segregated under federal and other regulations and other financial instruments included in *Other assets* on the Consolidated Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.

(2) Includes short term borrowings and other financial instruments included in *Other payables and accrued liabilities* on the Consolidated Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.

(11) Collateral, Guarantees and Commitments

Collateral

At December 31, 2020, the approximate fair value of collateral received by CGMI that may be resold or repledged, excluding the impact of allowable netting, was $367 billion. This collateral was received in connection with resale agreements, securities borrowings and loans, securities-for-securities lending transactions, derivative transactions and margined broker loans.

At December 31, 2020, a substantial portion of the collateral received by CGMI had been sold or repledged in connection with repurchase agreements, securities sold, not yet purchased, securities borrowings and

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Guarantees and Indemnifications

Representation and Warranty Indemnifications

In the normal course of business, the Company provides standard representations and warranties to counterparties in contracts in connection with numerous transactions and also provides indemnifications, including indemnifications that protect the counterparties to the contracts in the event that additional taxes are owed, due either to a change in the tax law or an adverse interpretation of the tax law. Counterparties to these transactions provide the Company with comparable indemnifications. While such representations, warranties and indemnifications are essential components of many contractual relationships, they do not represent the underlying business purpose for the transactions. The indemnification clauses are often standard contractual terms related to the Company's own performance under the terms of a contract and are entered into in the normal course of business based on an assessment that the risk of loss is remote. Often these clauses are intended to ensure that terms of a contract are met at inception. No compensation is received for these standard representations and warranties, and it is not possible to determine their fair value because they rarely, if ever, result in a payment. In many cases, there are no stated or notional amounts included in the indemnification clauses, and the contingencies potentially triggering the obligation to indemnify have not occurred and are not expected to occur. As a result, there are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2020 for potential obligations that could arise from these indemnifications provided by the Company.

Value-Transfer Networks (Including Exchanges and Clearing Houses) (VTNs)

The Company is a member of, or shareholder in, a number of value-transfer networks (VTNs) (payment, clearing and settlement systems as well as exchanges). As a condition of membership, many of these VTNs require that members stand ready to pay a pro rata share of the losses incurred by the organization due to another member's default on its obligations. CGMI's potential obligations may be limited to its membership interests in the VTNs, contributions to the VTN's funds, or, in certain narrow cases, to the full pro rata share. At December 31, 2020, CGMI had $9.0 billion in capped contingent liquidity facilities with VTNs. The maximum exposure is difficult to estimate as this would require an assessment of claims that have not yet occurred; however, CGMI believes the risk of loss is remote given historical experience with the VTNs. Accordingly, there are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2020 for potential obligations that could arise from CGMI's involvement with VTN associations.

Futures and Over-the-Counter Derivatives Clearing

CGMI provides clearing services on central clearing parties (CCPs) for clients that need to clear exchange-traded and over-the-counter (OTC) derivatives contracts with CCPs. Based on all relevant facts and circumstances, CGMI has concluded that it acts as an agent for accounting purposes in its role as clearing member for these client transactions. As such, CGMI does not reflect the underlying exchange-traded or OTC derivatives contracts in its Consolidated Statement of Financial Condition. See Note 8 for a discussion of CGMI's derivatives activities that are reflected in its Consolidated Statement of Financial Condition.

As a clearing member, CGMI collects and remits cash and securities collateral (margin) between its clients and the respective CCP. In certain circumstances, CGMI collects a higher amount of cash (or securities) from its clients than it needs to remit to the CCPs. This excess cash is then held at customer segregated depository institutions such as banks or custodians.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

There are two types of margin: initial and variation. Where CGMI obtains benefits from or controls cash initial margin (e.g., retains an interest spread), cash initial margin collected from clients and remitted to the CCP or depository institutions is reflected within *Payables to customers* and *Receivables from brokers, dealers and clearing organizations* or *Cash segregated under federal and other regulations*, respectively.

However, for exchange-traded and OTC-cleared derivatives contracts where CGMI does not obtain benefits from or control the client cash balances, the client cash initial margin collected from clients and remitted to the CCP or depository institutions is not reflected on CGMI's Consolidated Statement of Financial Condition. These conditions are met when CGMI has contractually agreed with the client that (i) CGMI will pass through to the client all interest paid by the CCP or depository institutions on the cash initial margin, (ii) CGMI will not utilize its right as a clearing member to transform cash margin into other assets, (iii) CGMI does not guarantee and is not liable to the client for the performance of the CCP or the depository institution and (iv) the client cash balances are legally isolated from CGMI's bankruptcy estate. The total amount of cash initial margin collected and remitted in this manner was approximately $11.0 billion as of December 31, 2020.

Variation margin due from clients to the respective CCP, or from the CCP to clients, reflects changes in the value of the client's derivative contracts for each trading day. As a clearing member, CGMI is exposed to the risk of non-performance by clients (e.g., failure of a client to post variation margin to the CCP for negative changes in the value of the client's derivative contracts). In the event of non-performance by a client, CGMI would move to close out the client's positions. The CCP would typically utilize initial margin posted by the client and held by the CCP, with any remaining shortfalls required to be paid by CGMI as clearing member. CGMI generally holds incremental cash or securities margin posted by the client, which would typically be expected to be sufficient to mitigate CGMI's credit risk in the event that the client fails to perform.

As required by ASC 860-30-25-5, securities collateral posted by clients is not recognized on CGMI's Consolidated Statement of Financial Condition.

Other Commitments and Contingencies
At December 31, 2020, CGMI had $804 million in margin loan indemnification agreements. The commitment to potentially indemnify does not relate to a loan on CGMI's Consolidated Statement of Financial Condition, nor a commitment to extend a loan. The contingencies potentially triggering the obligation to indemnify have not occurred and are not expected to occur. As a result, there are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2020 for potential obligations that could arise from these indemnifications provided by the Company.

Unsettled Reverse Repurchase and Securities Borrowing Agreements and Unsettled Repurchase and Securities Lending Agreements
In addition, in the normal course of business, CGMI enters into reverse repurchase and securities borrowing agreements, as well as repurchase and securities lending agreements, which settle at a future date. At December 31, 2020, CGMI had approximately $0.9 billion in unsettled reverse repurchase and securities borrowing agreements, and $26.2 billion in unsettled repurchase and securities lending agreements. For a further discussion of securities purchased under agreements to resell and securities borrowed, and securities sold under agreements to repurchase and securities loaned, including the Company's policy for offsetting repurchase and reverse repurchase agreements, see Note 4 to the Consolidated Statement of Financial Condition.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

(12) Related Party Transactions

CFPI, an indirect, wholly owned subsidiary of Citigroup, owns 100% of the outstanding common stock of the Company. Pursuant to various intercompany agreements, a number of significant transactions are carried out between the Company and Citigroup and/or their affiliates.

Detailed below is a summary of the Company's transactions with other Citigroup affiliates, which are included in the accompanying Consolidated Statement of Financial Condition. These amounts exclude intra-CGMI balances that eliminate in consolidation.

Statement of Financial Condition Items
In millions of dollars at December 31, 2020

Assets:		
Cash	$	844
Cash segregated under federal and other regulations		6,510
Securities borrowed and purchased under agreements to resell		50,133
Derivatives		13
Securities received as collateral, at fair value		6,619
Receivables from Customer and Brokers, dealers and clearing organizations		2,669
Other receivables and other assets		170
Total assets	$	66,958
Liabilities:		
Securities loaned and sold under agreements to repurchase	$	113,046
Derivatives		227
Payables and accrued liabilities:		
Customers		17,382
Brokers, dealers and clearing organizations		373
Obligations to return securities received as collateral, at fair value		6,619
Other		582
Long-term debt		20,865
Subordinated indebtedness		9,945
Total liabilities	$	169,039

Incentive Plans and Retirement Benefits
As discussed in Note 2 to the Consolidated Statement of Financial Condition, the Company participates in various Citigroup stock-based compensation programs under which Citigroup stock or stock options are granted to certain of the Company's employees. The Company has no stock-based compensation programs in which its own stock is granted. The Company pays Citigroup directly for participation in certain of its stock-based compensation programs, but receives a capital contribution for those awards related to participation in the employee incentive stock option program. As discussed in Note 2 to the Consolidated Statement of Financial Condition, the Company participates in several non-contributory defined-benefit pension plans and a defined-contribution plan sponsored by Citigroup covering certain eligible employees.

Citigroup's Resolution Plan
Citi is required under Title I of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act) and the rules promulgated by the FDIC and FRB to periodically submit a plan for Citi's rapid and orderly resolution under the U.S. Bankruptcy Code in the event of material financial distress or failure.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

Under Citi's preferred "single point of entry" resolution plan strategy, only Citigroup, the parent holding company, would enter into bankruptcy, while Citigroup's material legal entities (as defined in the public section of its 2019 resolution plan, which can be found on the FRB's and FDIC's websites) would remain operational outside of any resolution or insolvency proceedings.

As previously disclosed, in response to feedback received from the Federal Reserve and FDIC, Citigroup executed an inter-affiliate agreement with Citicorp, Citigroup's operating material legal entities and certain other affiliated entities pursuant to which Citicorp is required to provide liquidity and capital support to Citigroup's operating material legal entities (including CGMI) in the event Citigroup were to enter bankruptcy proceedings.

Other Intercompany Agreements
Citigroup and its subsidiaries engage in other transactions and servicing activities with the Company, including cash management, data processing, telecommunications, payroll processing, payroll tax related to salaries, and administration, facilities procurement, underwriting and others.

(13) Contingencies

Accounting and Disclosure Framework
ASC 450 governs the disclosure and recognition of loss contingencies, including potential losses from litigation, regulatory, tax and other matters. ASC 450 defines a "loss contingency" as "an existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur." It imposes different requirements for the recognition and disclosure of loss contingencies based on the likelihood of occurrence of the contingent future event or events. It distinguishes among degrees of likelihood using the following three terms: "probable," meaning that "the future event or events are likely to occur"; "remote," meaning that "the chance of the future event or events occurring is slight"; and "reasonably possible," meaning that "the chance of the future event or events occurring is more than remote but less than likely." These three terms are used below as defined in ASC 450. In establishing appropriate disclosure and recognition for loss contingencies, management assesses each matter including the role of the relevant Citigroup legal entity. Because specific loss contingency matters may involve multiple Citigroup legal entities and are not solely related to one legal entity, this process requires management to make certain estimates and judgments that affect the Company's Consolidated Statement of Financial Condition.

Accruals. ASC 450 requires accrual for a loss contingency when it is "probable that one or more future events will occur confirming the fact of loss" *and* "the amount of the loss can be reasonably estimated." In accordance with ASC 450, Citigroup establishes accruals for contingencies, including the litigation, regulatory and tax matters disclosed herein, when Citigroup believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. When the reasonable estimate of the loss is within a range of amounts, the minimum amount of the range is accrued, unless some higher amount within the range is a better estimate than any other amount within the range. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. The amount of loss ultimately incurred in relation to those matters may be substantially higher or lower than the amounts accrued for those matters.

Disclosure. ASC 450 requires disclosure of a loss contingency if "there is at least a reasonable possibility that a loss or an additional loss may have been incurred" *and* there is no accrual for the loss because the conditions described above are not met or an exposure to loss exists in excess of the amount accrued. In accordance with ASC 450, if Citigroup has not accrued for a matter because Citigroup believes that a loss is reasonably possible but not probable, or that a loss is probable but not reasonably estimable, and the

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

reasonably possible loss is material, it discloses the loss contingency. In addition, Citigroup discloses matters for which it has accrued if it believes a reasonably possible exposure to material loss exists in excess of the amount accrued. In accordance with ASC 450, Citigroup's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters as to which an estimate can be made. ASC 450 does not require disclosure of an estimate of the reasonably possible loss or range of loss where an estimate cannot be made. Neither accrual nor disclosure is required for losses that are deemed remote.

Litigation, Regulatory and Other Contingencies
Overview. In addition to the matters described below, in the ordinary course of business, CGMI, its parent entity Citigroup, its affiliates and subsidiaries, and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as Citigroup and Related Parties) routinely are named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of consumer protection, securities, banking, antifraud, antitrust, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief, and in some instances seek recovery on a class-wide basis.

In the ordinary course of business, Citigroup and Related Parties also are subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, restitution, disgorgement, injunctions or other relief. In addition, Citigroup is a bank holding company, and certain affiliates of CGMI are banks, registered broker-dealers, futures commission merchants, investment advisors or other regulated entities and, in those capacities, are subject to regulation by various U.S., state and foreign securities, banking, commodity futures, consumer protection and other regulators. In connection with formal and informal inquiries by these regulators, Citigroup and such affiliates receive numerous requests, subpoenas and orders seeking documents, testimony and other information in connection with various aspects of their regulated activities. From time to time Citigroup and Related Parties also receive grand jury subpoenas and other requests for information or assistance, formal or informal, from federal or state law enforcement agencies including, among others, various United States Attorneys' Offices, the Asset Forfeiture and Money Laundering Section and other divisions of the Department of Justice, the Financial Crimes Enforcement Network of the United States Department of the Treasury, and the Federal Bureau of Investigation relating to Citigroup and its customers.

Because of the global scope of Citigroup's operations, and its presence in countries around the world, Citigroup and Related Parties are subject to litigation and governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal) in multiple jurisdictions with legal, regulatory and tax regimes that may differ substantially, and present substantially different risks, from those Citigroup and Related Parties are subject to in the United States. In some instances, Citigroup and Related Parties may be involved in proceedings involving the same subject matter in multiple jurisdictions, which may result in overlapping, cumulative or inconsistent outcomes.

Citigroup and CGMI seek to resolve all litigation, regulatory, tax and other matters in the manner management believes is in the best interests of Citigroup and its shareholders, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

Inherent Uncertainty of the Matters Disclosed. Certain of the matters disclosed below involve claims for substantial or indeterminate damages. The claims asserted in these matters typically are broad, often

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

spanning a multiyear period and sometimes a wide range of business activities, and the plaintiffs' or claimants' alleged damages frequently are not quantified or factually supported in the complaint or statement of claim. Other matters relate to regulatory investigations or proceedings, as to which there may be no objective basis for quantifying the range of potential fine, penalty or other remedy. As a result, Citigroup is often unable to estimate the loss in such matters, even if it believes that a loss is probable or reasonably possible, until developments in the case, proceeding or investigation have yielded additional information sufficient to support a quantitative assessment of the range of reasonably possible loss. Such developments may include, among other things, discovery from adverse parties or third parties, rulings by the court on key issues, analysis by retained experts and engagement in settlement negotiations. Depending on a range of factors, such as the complexity of the facts, the novelty of the legal theories, the pace of discovery, the court's scheduling order, the timing of court decisions and the adverse party's, regulator's or other authority's willingness to negotiate in good faith toward a resolution, it may be months or years after the filing of a case or commencement of a proceeding or an investigation before an estimate of the range of reasonably possible loss can be made.

Matters as to Which an Estimate Can Be Made. For some of the matters disclosed below, Citigroup is currently able to estimate a reasonably possible loss or range of loss in excess of amounts accrued (if any). For some of the matters included within this estimation, an accrual has been made because a loss is believed to be both probable and reasonably estimable, but an exposure to loss exists in excess of the amount accrued. In these cases, the estimate reflects the reasonably possible range of loss in excess of the accrued amount. For other matters included within this estimation, no accrual has been made because a loss, although estimable, is believed to be reasonably possible, but not probable; in these cases, the estimate reflects the reasonably possible loss or range of loss.

These estimates are based on currently available information. As available information changes, the matters for which Citigroup is able to estimate will change, and the estimates themselves will change. In addition, while many estimates presented in financial statements and other financial disclosures involve significant judgment and may be subject to significant uncertainty, estimates of the range of reasonably possible loss arising from litigation, regulatory and tax proceedings are subject to particular uncertainties. For example, at the time of making an estimate, (i) Citigroup may have only preliminary, incomplete, or inaccurate information about the facts underlying the claim, (ii) its assumptions about the future rulings of the court, other tribunal or authority on significant issues, or the behavior and incentives of adverse parties, regulators or other authorities, may prove to be wrong and (iii) the outcomes it is attempting to predict are often not amenable to the use of statistical or other quantitative analytical tools. In addition, from time to time an outcome may occur that Citigroup had not accounted for in its estimate because it had deemed such an outcome to be remote. For all of these reasons, the amount of loss in excess of accruals ultimately incurred for the matters as to which an estimate has been made could be substantially higher or lower than the range of loss included in the estimate.

Matters as to Which an Estimate Cannot Be Made. For other matters disclosed below, Citigroup is not currently able to estimate the reasonably possible loss or range of loss. Many of these matters remain in very preliminary stages (even in some cases where a substantial period of time has passed since the commencement of the matter), with few or no substantive legal decisions by the court, tribunal or other authority defining the scope of the claims, the class (if any) or the potentially available damages or other exposure, and fact discovery is still in progress or has not yet begun. In many of these matters, Citigroup has not yet answered the complaint or statement of claim or asserted its defenses, nor has it engaged in any negotiations with the adverse party (whether a regulator, taxing authority or a private party). For all these reasons, Citigroup cannot at this time estimate the reasonably possible loss or range of loss, if any, for these matters.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

Opinion of Management as to Eventual Outcome. Subject to the foregoing, it is the opinion of Citigroup's management, based on current knowledge and after taking into account its current legal or other accruals, that the eventual outcome of all matters described in this Note would not likely have a material adverse effect on the consolidated financial condition of CGMI. Nonetheless, given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could, from time to time, have a material adverse effect on CGMI's consolidated results of operations or cash flows in particular quarterly or annual periods.

Facilitation Trading Matters
Regulatory agencies in Asia Pacific countries and elsewhere are conducting investigations or making inquiries regarding Citigroup affiliates' equity sales trading desks in connection with facilitation trades, which are securities transactions in which Citigroup trades fully or partially as principal. Citigroup is cooperating with these investigations and inquiries.

Foreign Exchange Matters
Regulatory Actions: Government and regulatory agencies in the U.S. and in other jurisdictions are conducting investigations or making inquiries regarding Citigroup's foreign exchange business. Citigroup is cooperating with these and related investigations and inquiries.

Antitrust and Other Litigation: In 2018, a number of institutional investors who opted out of the previously disclosed August 2018 final settlement filed an action against Citigroup, Citibank, Citigroup Global Markets Inc. (CGMI) and other defendants, captioned ALLIANZ GLOBAL INVESTORS, ET AL. v. BANK OF AMERICA CORP., ET AL., in the United States District Court for the Southern District of New York. Plaintiffs allege that defendants manipulated, and colluded to manipulate, the foreign exchange markets. Plaintiffs assert claims under the Sherman Act and unjust enrichment claims, and seek consequential and punitive damages and other forms of relief. On July 28, 2020, plaintiffs filed a third amended complaint. Additional information concerning this action is publicly available in court filings under the docket number 18 Civ. 10364 (S.D.N.Y.) (Schofield, J.).

In 2018, a group of institutional investors issued a claim against Citigroup, Citibank and other defendants, captioned ALLIANZ GLOBAL INVESTORS GMBH AND OTHERS v. BARCLAYS BANK PLC AND OTHERS, in the High Court of Justice in London. Claimants allege that defendants manipulated, and colluded to manipulate, the foreign exchange market in violation of EU and U.K. competition laws. Additional information concerning this action is publicly available in court filings under the case number CL-2018-000840.

In 2015, a putative class of consumers and businesses in the U.S. who directly purchased supracompetitive foreign currency at benchmark exchange rates filed an action against Citigroup and other defendants, captioned NYPL v. JPMORGAN CHASE & CO., ET AL., in the United States District Court for the Northern District of California (later transferred to the United States District Court for the Southern District of New York). Subsequently, plaintiffs filed an amended class action complaint against Citigroup, Citibank and Citicorp as defendants. Plaintiffs allege that they suffered losses as a result of defendants' alleged manipulation of, and collusion with respect to, the foreign exchange market. Plaintiffs assert claims under federal and California antitrust and consumer protection laws, and seek compensatory damages, treble damages and declaratory and injunctive relief. Additional information concerning this action is publicly available in court filings under the docket numbers 15 Civ. 2290 (N.D. Cal.) (Chhabria, J.) and 15 Civ. 9300 (S.D.N.Y.) (Schofield, J.).

In 2017, putative classes of indirect purchasers of certain foreign exchange instruments filed an action against Citigroup, Citibank, Citicorp, CGMI and other defendants, captioned CONTANT, ET AL. v. BANK OF

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

AMERICA CORP., ET AL., in the United States District Court for the Southern District of New York. Plaintiffs allege that defendants engaged in a conspiracy to fix currency prices. Plaintiffs assert claims under the Sherman Act and various state antitrust laws, and seek compensatory damages and treble damages. On November 19, 2020, the court granted final approval of a settlement between plaintiffs and Citigroup, Citibank, Citicorp and CGMI. Additional information concerning this action is publicly available in court filings under the docket number 17 Civ. 3139 (S.D.N.Y.) (Schofield, J.).

In 2019, an application, captioned MICHAEL O'HIGGINS FX CLASS REPRESENTATIVE LIMITED v. BARCLAYS BANK PLC AND OTHERS, was made to the U.K.'s Competition Appeal Tribunal requesting permission to commence collective proceedings against Citigroup, Citibank and other defendants. The application seeks compensatory damages for losses alleged to have arisen from the actions at issue in the European Commission's foreign exchange spot trading infringement decision (European Commission Decision of May 16, 2019 in Case AT.40135-FOREX (Three Way Banana Split) C(2019) 3631 final). Additional information concerning this action is publicly available in court filings under the case number 1329/7/7/19.

In 2019, an application, captioned PHILLIP EVANS v. BARCLAYS BANK PLC AND OTHERS, was made to the U.K.'s Competition Appeal Tribunal requesting permission to commence collective proceedings against Citigroup, Citibank and other defendants. The application seeks compensatory damages similar to those in the Michael O'Higgins FX Class Representative Limited application. Additional information concerning this action is publicly available in court filings under the case number 1336/7/7/19.

In 2019, a putative class action was filed against Citibank and other defendants, captioned J WISBEY & ASSOCIATES PTY LTD v. UBS AG & ORS, in the Federal Court of Australia. Plaintiffs allege that defendants manipulated the foreign exchange markets. Plaintiffs assert claims under antitrust laws, and seek compensatory damages and declaratory and injunctive relief. Additional information concerning this action is publicly available in court filings under the docket number VID567/2019.

In 2019, two motions for certification of class actions filed against Citigroup, Citibank and Citicorp and other defendants were consolidated, under the caption GERTLER, ET AL. v. DEUTSCHE BANK AG, in the Tel Aviv Central District Court in Israel. Plaintiffs allege that defendants manipulated the foreign exchange markets. A hearing on Citibank's motion to dismiss plaintiffs' petition for certification is scheduled for April 12, 2021. Additional information concerning this action is publicly available in court filings under the docket number CA 29013-09-18.

Interbank Offered Rates–Related Litigation and Other Matters

Antitrust and Other Litigation: In 2016, a putative class action was filed against Citibank, Citigroup and other defendants, now captioned FUND LIQUIDATION HOLDINGS LLC, AS ASSIGNOR AND SUCCESSOR-IN-INTEREST TO FRONTPOINT ASIAN EVENT DRIVEN FUND L.P., ET AL. v. CITIBANK, N.A., ET AL., in the United States District Court for the Southern District of New York. Plaintiffs allege that defendants manipulated the Singapore Interbank Offered Rate and Singapore Swap Offer Rate. Plaintiffs assert claims under the Sherman Act, the Clayton Act, the RICO Act and state law. In 2018, plaintiffs entered into a settlement with Citigroup and Citibank, under which Citigroup and Citibank agreed to pay approximately $10 million. In July 2019, the court found that it lacked subject-matter jurisdiction over the non-settling defendants and dismissed the case. The court also found that it lacked jurisdiction to approve the settlement and denied plaintiffs' motion for preliminary approval of the settlement. In August 2019, plaintiffs filed an appeal with the United States Court of Appeals for the Second Circuit. Additional information concerning this action is publicly available in court filings under the docket numbers 16 Civ. 5263 (S.D.N.Y.) (Hellerstein, J.) and 19-2719 (2d Cir.).

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

In 2016, Banque Delubac filed an action against Citigroup, Citigroup Global Markets Limited (CGML) and Citigroup Europe Plc, captioned SCS BANQUE DELUBAC & CIE v. CITIGROUP INC., ET AL., in the Commercial Court of Aubenas in France. Plaintiff alleges that defendants suppressed LIBOR submissions between 2005 and 2012 and that Banque Delubac's EURIBOR-linked lending activity was negatively impacted as a result. Plaintiff asserts a claim under tort law, and seeks compensatory damages and consequential damages. In November 2018, the Commercial Court of Aubenas referred the case to the Commercial Court of Marseille. In March 2019, the Court of Appeal of Nîmes held that neither the Commercial Court of Aubenas nor any other court of France has territorial jurisdiction over Banque Delubac's claims. In May 2019, plaintiff filed an appeal before the *Cour de cassation* of France challenging the Court of Appeal of Nîmes's decision. Additional information concerning this action is publicly available in court filings under docket numbers RG no. 2018F02750 in the Commercial Court of Marseille and 19-16.931 in the *Cour de cassation*.

In May 2019, three putative class actions filed against Citigroup, Citibank, CGMI and other defendants were consolidated, under the caption IN RE ICE LIBOR ANTITRUST LITIGATION, in the United States District Court of the Southern District of New York. In July 2019, plaintiffs filed a consolidated amended complaint. Plaintiffs allege that defendants suppressed ICE LIBOR. Plaintiffs assert claims under the Sherman Act, the Clayton Act, and unjust enrichment, and seek compensatory damages, disgorgement, and treble damages. In March 2020, the court granted defendants' motion to dismiss the action for failure to state a claim, which plaintiffs appealed to the United States Court of Appeals for the Second Circuit. On December 28, 2020, DYJ Holdings, LLC filed a motion to intervene as a plaintiff, given that the existing plaintiffs intended to withdraw from the case, which defendants opposed and separately moved to dismiss for lack of subject matter jurisdiction. Additional information concerning this action is publicly available in court filings under the docket numbers 19 Civ. 439 (S.D.N.Y.) (Daniels, J.) and 20-1492 (2d Cir.).

On August 18, 2020, individual borrowers and consumers of loans and credit cards filed an action against Citigroup, Citibank, CGMI and other defendants, captioned MCCARTHY, ET AL. v. INTERCONTINENTAL EXCHANGE, INC., ET AL., in the United States District Court for the Northern District of California. Plaintiffs allege that defendants conspired to fix ICE LIBOR, assert claims under the Sherman Act and the Clayton Act, and seek declaratory relief, injunctive relief, and treble damages. On November 11, 2020, defendants filed a motion to transfer the case to the United States District Court for the Southern District of New York. Additional information concerning this action is publicly available in court filings under the docket number 20 Civ. 5832 (N.D. Cal.) (Donato, J.).

Interest Rate and Credit Default Swap Matters
Regulatory Actions: The Commodity Futures Trading Commission (CFTC) is conducting an investigation into alleged anticompetitive conduct in the trading and clearing of interest rate swaps (IRS) by investment banks. Citigroup is cooperating with the investigation.

Antitrust and Other Litigation: Beginning in 2015, Citigroup, Citibank, CGMI, CGML, and numerous other parties were named as defendants in a number of industry-wide putative class actions related to IRS trading. These actions have been consolidated in the United States District Court for the Southern District of New York under the caption IN RE INTEREST RATE SWAPS ANTITRUST LITIGATION. The actions allege that defendants colluded to prevent the development of exchange-like trading for IRS and assert federal and state antitrust claims and claims for unjust enrichment. Also consolidated under the same caption are individual actions filed by swap execution facilities, asserting federal and state antitrust claims, as well as claims for unjust enrichment and tortious interference with business relations. Plaintiffs in all of these actions seek treble damages, fees, costs, and injunctive relief. Lead plaintiffs in the class action moved for class certification in 2019, and subsequently filed an amended complaint. Additional information concerning these

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

actions is publicly available in court filings under the docket numbers 18-CV-5361 (S.D.N.Y.) (Oetken, J.) and 16-MD-2704 (S.D.N.Y.) (Oetken, J.).

In 2017, Citigroup, Citibank, CGMI, CGML and numerous other parties were named as defendants in an action filed in the United States District Court for the Southern District of New York under the caption TERA GROUP, INC., ET AL. v. CITIGROUP, INC., ET AL. The complaint alleges that defendants colluded to prevent the development of exchange-like trading for credit default swaps and asserts federal and state antitrust claims and state law tort claims. In January 2020, plaintiffs filed an amended complaint, which defendants later moved to dismiss. Additional information concerning this action is publicly available in court filings under the docket number 17-CV-4302 (S.D.N.Y.) (Sullivan, J.).

Shareholder Derivative and Securities Litigation
Beginning on October 16, 2020, four derivative actions were filed in the United States District Court for the Southern District of New York, purportedly on behalf of Citigroup (as nominal defendant) against Citigroup's current directors and certain former directors. On December 3, 2020, the actions were consolidated under the caption IN RE CITIGROUP INC. SHAREHOLDER DERIVATIVE LITIGATION. On December 24, 2020, plaintiffs filed a consolidated complaint asserting claims for breach of fiduciary duty, unjust enrichment, and contribution and indemnification in connection with defendants' alleged failures to implement adequate internal controls. In addition, the consolidated complaint asserts derivative claims for violations of Sections 10(b) and 14(a) of the Securities Exchange Act of 1934 in connection with statements in Citigroup's 2019 and 2020 annual meeting proxy statements. Additional information concerning this action is publicly available in court filings under the docket number 1:20-cv-09438 (S.D.N.Y.) (Nathan, J.).

Beginning on December 4, 2020, two derivative actions were filed in the Supreme Court of the State of New York, purportedly on behalf of Citigroup (as nominal defendant) against Citigroup's current directors, certain former directors, and certain current and former officers. The actions are captioned P. ALEXANDER ATAII v. CORBAT, ET AL. and ASHLEY IKEDA v. CORBAT, ET AL. The complaints assert claims for breach of fiduciary duty and unjust enrichment in connection with defendants' alleged failures to implement adequate internal controls. Additional information concerning these actions is publicly available in court filings under the docket numbers 656759/2020 (N.Y. Sup. Ct.) and 657086/2020 (N.Y. Sup. Ct.).

Beginning on October 30, 2020, three putative class action complaints were filed in the United States District Court for the Southern District of New York against Citigroup and certain of its current and former officers, asserting violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 in connection with defendants' alleged misstatements concerning Citigroup's internal controls. The actions are captioned CITY OF SUNRISE FIREFIGHTERS' PENSION FUND v. CITIGROUP INC., ET AL., CITY OF STERLING HEIGHTS GENERAL EMPLOYEES' RETIREMENT SYSTEM v. CITIGROUP INC., ET AL., and TIMOTHY LIM v. CITIGROUP INC., ET AL. Additional information concerning these actions is publicly available in court filings under the docket numbers 1:20-CV-9132 (S.D.N.Y.) (Nathan, J.), 1:20-CV-09573 (S.D.N.Y.) (Nathan, J.), and 1:20-CV-10360 (S.D.N.Y.) (Nathan, J.).

Sovereign Securities Matters
Regulatory Actions: Government and regulatory agencies in the U.S. and in other jurisdictions are conducting investigations or making inquiries regarding Citigroup's sales and trading activities in connection with sovereign and other government-related securities. Citigroup is cooperating with these investigations and inquiries.

Antitrust and Other Litigation: In 2015, putative class actions filed against CGMI and other defendants were consolidated, under the caption IN RE TREASURY SECURITIES AUCTION ANTITRUST LITIGATION,

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

in the United States District Court for the Southern District of New York. In 2017, a consolidated amended complaint was filed, alleging that defendants colluded to fix U.S. treasury auction bids by sharing competitively sensitive information ahead of the auctions, and that defendants colluded to boycott and prevent the emergence of an anonymous, all-to-all electronic trading platform in the U.S. Treasuries secondary market. The complaint asserts claims under antitrust laws, and seeks damages, including treble damages where authorized by statute, and injunctive relief. In February 2018, defendants moved to dismiss the complaint. Additional information concerning this action is publicly available in court filings under the docket number 15-MD-2673 (S.D.N.Y.) (Gardephe, J.).

In 2016 and 2017, actions by putative classes of direct purchasers of supranational, sub-sovereign and agency (SSA) bonds filed against Citigroup, Citibank, CGMI, CGML and other defendants were consolidated, under the caption IN RE SSA BONDS ANTITRUST LITIGATION, in the United States District Court for the Southern District of New York. In 2018, a second amended consolidated complaint was filed, alleging that defendants, as market makers and traders of SSA bonds, colluded to fix the price at which they bought and sold SSA bonds in the secondary market. The complaint asserts claims under the antitrust laws and unjust enrichment, and seeks damages, including treble damages where authorized by statute, and disgorgement. In 2019, the court granted defendants' motion to dismiss certain defendants, including CGML. On June 1, 2020, plaintiffs appealed to the United States Court of Appeals for the Second Circuit from the district court's grant of defendants' remaining motion to dismiss the second amended consolidated complaint. Additional information concerning this action is publicly available in court filings under the docket numbers 16 Civ. 3711 (S.D.N.Y.) (Ramos, J.) and 20-1759 (2d Cir.).

In 2017, purchasers of SSA bonds filed a proposed class action on behalf of direct and indirect purchasers of SSA bonds against Citigroup, Citibank, CGMI, CGML, Citibank Canada, Citigroup Global Markets Canada, Inc. and other defendants, captioned JOSEPH MANCINELLI, ET AL. v. BANK OF AMERICA CORPORATION, ET AL., in the Federal Court in Canada. In October 2019, plaintiffs filed an amended claim. The complaint alleges that defendants manipulated, and colluded to manipulate, the SSA bonds market, asserts claims for breach of the Competition Act, breach of foreign law, civil conspiracy, unjust enrichment, waiver of tort, and breach of contract, and seeks compensatory and punitive damages, among other relief. Additional information concerning this action is publicly available in court filings under the docket number T-1871-17 (Fed. Ct.).

In 2019, the State of Louisiana filed an action against CGMI and other defendants, captioned STATE OF LOUISIANA v. BANK OF AMERICA, N.A., ET AL., in the United States District Court for the Middle District of Louisiana. The complaint alleges that defendants conspired to manipulate the market for bonds issued by U.S. government-sponsored agencies. The complaint asserts a claim for a violation of the Sherman Act, and seeks treble damages and injunctive relief. Additional information concerning this action is publicly available in court filings under the docket number 19 Civ. 638 (M.D. La.) (Dick, C.J.).

In 2019, the City of Baton Rouge and related plaintiffs filed a substantially similar action against CGMI and other defendants, captioned CITY OF BATON ROUGE, ET AL. v. BANK OF AMERICA, N.A., ET AL., in the United States District Court for the Middle District of Louisiana. Additional information concerning this action is publicly available in court filings under the docket number 19 Civ. 725 (M.D. La.) (Dick, C.J.).

On April 1, 2020, the Louisiana Asset Management Pool filed a substantially similar action against CGMI and other defendants, captioned LOUISIANA ASSET MANAGEMENT POOL v. BANK OF AMERICA CORPORATION, ET AL., in the United States District Court for the Eastern District of Louisiana, which was subsequently transferred to the United States District Court for the Middle District of Louisiana.

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

Additional information concerning this action is publicly available in court filings under the docket number 21 Civ. 0003 (M.D. La.) (Dick, C.J.).

On September 21, 2020, the City of New Orleans and related entities filed a substantially similar action against CGMI and other defendants, captioned CITY OF NEW ORLEANS, ET AL. v. BANK OF AMERICA CORPORATION, ET AL., in the United States District Court for the Eastern District of Louisiana. Additional information concerning this action is publicly available in court filings under the docket number 20 Civ. 2570 (E.D. La.) (Vitter, J.).

In 2018, a putative class action was filed against Citigroup, CGMI, Citigroup Financial Products Inc., Citigroup Global Markets Holdings Inc., Citibanamex, Grupo Banamex and other banks, captioned IN RE MEXICAN GOVERNMENT BONDS ANTITRUST LITIGATION, in the United States District Court for the Southern District of New York. The complaint alleges that defendants colluded in the Mexican sovereign bond market. In September 2019, the court granted defendants' motion to dismiss. In December 2019, plaintiffs filed an amended complaint against Citibanamex and other market makers in the Mexican sovereign bond market. Plaintiffs no longer assert any claims against Citigroup and any other U.S. Citi affiliates. The amended complaint alleges a conspiracy to fix prices in the Mexican sovereign bond market from January 1, 2006 to April 19, 2017, and asserts antitrust and unjust enrichment claims, and seeks treble damages, restitution and injunctive relief. On February 21, 2020, certain defendants, including Citibanamex, moved to dismiss the amended, which the court later granted. Additional information concerning this action is publicly available in court filings under the docket number 18 Civ. 2830 (S.D.N.Y.) (Oetken, J.).

Transaction Tax Matters
Citigroup and Citibank are engaged in litigation or examinations with non-U.S. tax authorities, including in the U.K., India, and Germany, concerning the payment of transaction taxes and other non-income tax matters.

Tribune Company Bankruptcy
Certain Citigroup affiliates (along with numerous other parties) have been named as defendants in adversary proceedings related to the Chapter 11 cases of Tribune Company (Tribune) filed in the United States Bankruptcy Court for the District of Delaware, asserting claims arising out of the approximately $11 billion leveraged buyout of Tribune in 2007. The actions were consolidated as IN RE TRIBUNE COMPANY FRAUDULENT CONVEYANCE LITIGATION and transferred to the United States District Court for the Southern District of New York.

In the adversary proceeding captioned KIRSCHNER v. FITZSIMONS, ET AL., the litigation trustee, as successor plaintiff to the unsecured creditors committee, seeks to avoid and recover as actual fraudulent transfers the transfers of Tribune stock that occurred as a part of the leveraged buyout. Several Citigroup affiliates, along with numerous other parties, were named as shareholder defendants and were alleged to have tendered Tribune stock to Tribune as a part of the buyout. In 2017, the United States District Court for the Southern District of New York dismissed the actual fraudulent transfer claim against the shareholder defendants, including the Citigroup affiliates. In 2019, the litigation trustee filed an appeal to the United States Court of Appeals for the Second Circuit.

Several Citigroup affiliates, along with numerous other parties, are named as defendants in certain actions brought by Tribune noteholders, which seek to recover the transfers of Tribune stock that occurred as a part of the leveraged buyout, as state-law constructive fraudulent conveyances. The noteholders' claims were previously dismissed and the dismissal was affirmed on appeal. In 2018, the United States Court of Appeals for the Second Circuit withdrew its 2016 transfer of jurisdiction to the district court to reconsider its decision in light of a recent United States Supreme Court decision. In 2019, the Court of Appeals issued an amended

CITIGROUP GLOBAL MARKETS INC.
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2020

decision again affirming the dismissal. In January 2020, the noteholders filed a petition for rehearing. On July 6, 2020, the noteholders filed a petition for a writ of certiorari in the United States Supreme Court. On October 5, 2020, the Supreme Court called for the views of the Acting Solicitor General on whether the petition should be granted.

CGMI was named as a defendant in a separate action, KIRSCHNER v. CGMI, in connection with its role as advisor to Tribune. In 2019, the court dismissed the action, which the litigation trustee has appealed to the United States Court of Appeals for the Second Circuit.

Additional information concerning these actions is publicly available in court filings under the docket numbers 08-13141 (Bankr. D. Del.) (Carey, J.), 11 MD 02296 (S.D.N.Y.) (Cote, J.), 12 MC 2296 (S.D.N.Y.) (Cote, J.), 13-3992 (2d Cir.), 19-0449 (2d Cir.), 19-3049 (2d Cir.), 16-317 (U.S.), and 20-8 (U.S. Supreme Court).

Variable Rate Demand Obligation Litigation
In 2019, plaintiffs in the consolidated actions CITY OF PHILADELPHIA v. BANK OF AMERICA CORP., ET AL. and MAYOR AND CITY COUNCIL OF BALTIMORE v. BANK OF AMERICA CORP., ET AL. filed a consolidated complaint naming as defendants Citigroup, Citibank, CGMI, CGML and numerous other industry participants. The consolidated complaint asserts violations of the Sherman Act, as well as claims for breach of contract, breach of fiduciary duty, and unjust enrichment, and seeks damages and injunctive relief based on allegations that defendants served as remarketing agents for municipal bonds called variable rate demand obligations (VRDOs) and colluded to set artificially high VRDO interest rates. On November 6, 2020, the court granted in part and denied in part defendants' motion to dismiss the consolidated complaint. Additional information concerning this action is publicly available in court filings under the docket numbers 19-CV-1608 (S.D.N.Y.) (Furman, J.) and 19-CV-2667 (S.D.N.Y.) (Furman, J.).

Settlement Payments
Payments required in settlement agreements described above have been made or are covered by existing litigation or other accruals.

(14) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2020 that would require recognition or disclosure in the consolidated statement of financial condition through March 8, 2021, which is the date this consolidated statement of financial condition was available to be issued. No such transactions required recognition or disclosure in the consolidated statement of financial condition or the notes thereto.